Filed pursuant to Rule 424(b)(3)
Registration No. 333-163777

PROSPECTUS

AMERICAN TOWER CORPORATION

Offer to Exchange any and all of our outstanding unregistered 4.625% Senior Notes due 2015 for $600,000,000 aggregate principal amount of our new 4.625% Senior Notes due 2015 that have been registered under the Securities Act of 1933, as amended

Terms of the Exchange Offer

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We are offering to exchange any and all of our outstanding 4.625% Senior Notes due 2015 that were issued on October 20, 2009 (the “Old Notes”) for an equal amount of new 4.625% Senior Notes 2015 (the “New Notes”, and together with the Old Notes, the “Notes”).

•

The exchange offer expires at 5:00 p.m., New York City time, on January 28, 2010 (such date and time, the “Expiration Date”, unless we extend or terminate the exchange offer, in which case the “Expiration Date” will mean the latest date and time to which we extend the exchange offer).

•	Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

•	All Old Notes that are validly tendered and not validly withdrawn will be exchanged.

•	The exchange of Old Notes for New Notes generally will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

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The terms of the New Notes to be issued in the exchange offer are substantially the same as the terms of the Old Notes, except that the offer of the New Notes is registered under the Securities Act of 1933, as amended (the “Securities Act”), and the New Notes have no transfer restrictions, rights to additional interest or registration rights.

•	The New Notes will not be listed on any securities exchange. A public market for the New Notes may not develop, which could make selling the New Notes difficult.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Starting on the Expiration Date (as defined herein) and ending on the close of business 180 days after the Expiration Date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution”.

Investing in the New Notes to be issued in the exchange offer involves certain risks. See “Risk Factors” beginning on page 6.

We are not making an offer to exchange Notes in any jurisdiction where the offer is not permitted.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 29, 2009.

We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this type, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have also filed with the SEC a registration statement on Form S-4 to register this exchange offer of the New Notes, which you can access on the SEC’s website at http://www.sec.gov. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and about the New Notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any materials we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. These materials are also available to the public from the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Certain information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement or prior to the termination of the exchange offer, except that we are not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by a reference in a furnished Current Report on Form 8-K or other furnished document:

•	our Annual Report on Form 10-K for the year ended December 31, 2008;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009, June 30, 2009 and September 30, 2009; and

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our Current Reports on Form 8-K filed on February 26, 2009, March 5, 2009, March 16, 2009, May 27, 2009, May 28, 2009, June 10, 2009, June 19, 2009, June 24, 2009, July 20, 2009, August 6, 2009, August 27, 2009, October 13, 2009. October 14, 2009, October 20, 2009, November 13, 2009, November 18, 2009 and December 29, 2009.

Copies of these filings may be obtained at no cost by writing or calling us at the following address and telephone number:

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

Attn: Investor Relations

(617) 375-7500

To obtain timely delivery of any copies of filings requested, please write or call us no later than five business days before the Expiration Date of the exchange offer.

The above filings are also available to the public on our website at http://www.americantower.com. (We have included our website address as an inactive textual reference and do not intend it to be an active link to our website. Information on our website is not part of this prospectus.)

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference statements about future events and expectations, or forward-looking statements, all of which are inherently uncertain. We have based those forward-looking statements on our current expectations and projections about future results. When we use words such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “expects,” or similar expressions, we do so to identify forward-looking statements.

Examples of forward-looking statements include statements we make regarding our substantial leverage and debt service obligations; future prospects of growth in the communications site leasing industry; the level of future expenditures by companies in this industry and their trends in this industry; the effects of consolidation among companies in our industry and among our customers and other competitive pressures; economic, political and other events, particularly those relating to our international operations; our ability to maintain or increase our market share; changes in environmental, tax and other laws; our ability to protect our rights to the land under our towers; natural disasters and similar events; the possibility of health risks relating to radio emissions; risks arising from our historical option grant practices; our future operating results; our future purchases under our stock repurchase program; our future capital expenditure levels; our future financing transactions; and our plans to fund our future liquidity needs. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. These assumptions could prove inaccurate. See “Risk Factors.” These forward-looking statements may be found in this prospectus generally as well as the documents incorporated by reference in this prospectus.

You should keep in mind that any forward-looking statement made by us in this prospectus or elsewhere, including statements in our filings with the SEC, speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other important factors, including those under “Risk Factors,” may cause actual results to differ materially from those indicated by our forward-looking statements, including those set forth in our filings with the SEC incorporated by reference in this prospectus. We have no duty to, and do not intend to, update or revise the forward-looking statements made by us in this prospectus, in filings with the SEC or otherwise, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statement made by us in this prospectus or elsewhere might not occur.

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SUMMARY

The following summary does not contain all the information that may be important to you and is qualified in its entirety by more detailed information appearing elsewhere in, or incorporated by reference into, this prospectus. You should read the entire prospectus, paying particular attention to the risks set forth under the heading “Risk Factors,” request from us all additional public information you wish to review relating to us and complete your own examination of us and the terms of the exchange offer and the New Notes before making an investment decision. In this prospectus, unless the context requires otherwise, the words “we,” “us” “our” and “American Tower” refer to American Tower Corporation and its consolidated subsidiaries, unless it is clear from the context that we mean only American Tower Corporation.

American Tower Corporation

American Tower Corporation is a wireless and broadcast communications infrastructure company with a portfolio of approximately 26,400 communication sites, including wireless communications towers, broadcast communications towers and distributed antenna system (“DAS”) networks. Our portfolio of wireless and broadcast tower sites consists of towers that we own and towers that we operate pursuant to long-term lease arrangements, including, as of September 30, 2009, approximately 19,800 sites in the United States and approximately 6,400 sites in Mexico, Brazil and India. Our portfolio also includes approximately 200 DAS networks that we operate in malls, casinos and other in-building applications in the United States and Mexico. In addition to the communications sites in our portfolio, we manage rooftop and tower sites for property owners in the United States, Mexico and Brazil.

Our primary business is leasing antenna space on multi-tenant communications sites to wireless service providers and radio and television broadcast companies. This segment of our business, which we refer to as our rental and management segment, accounted for approximately 97% of our total revenues for the three and nine months ended September 30, 2009. Through our network development services segment, we offer tower-related services in the United States, including site acquisition, zoning and permitting services and structural analysis services, which directly support our site leasing business and the addition of new tenants and equipment on our sites.

Corporate Information

Our principal executive office is located at 116 Huntington Avenue, Boston, Massachusetts 02116. Our main telephone number at that address is (617) 375-7500.

Summary of the Exchange Offer

Background	On October 20, 2009, we issued $600,000,000 aggregate principal amount of Old Notes in an unregistered offering. In connection with that offering, we entered into a registration rights agreement on October 20, 2009 (the “Registration Rights Agreement”) in which we agreed, among other things, to complete this exchange offer. Under the terms of the exchange offer, you are entitled to exchange Old Notes for New Notes evidencing the same indebtedness and with substantially similar terms. You should read the discussion under the heading “Description of the Notes” for further information regarding the New Notes.

The Exchange Offer	We are offering to exchange, for each $1,000 aggregate principal amount of our Old Notes validly tendered and accepted, $1,000 aggregate principal amount of our New Notes.

We will not pay any accrued and unpaid interest on the Old Notes that we acquire in the exchange offer. Instead, interest on the New Notes will accrue from October 20, 2009, the date on which we issued the Old Notes.

As of the date of this prospectus, approximately $600,000,000 aggregate principal amount of the Old Notes are outstanding.

Denominations of New Notes	Tendering holders of Old Notes must tender Old Notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on January 28, 2010, unless we extend or terminate the exchange offer in which case the “Expiration Date” will mean the latest date and time to which we extend the exchange offer.

Settlement Date	The settlement date of the exchange offer will be as soon as practicable after the Expiration Date of the exchange offer.

Withdrawal of Tenders	Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

Conditions to the Exchange Offer	Our obligation to consummate the exchange offer is subject to certain customary conditions, which we may assert or waive. See “Description of the Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering

To participate in the exchange offer, you must follow the automatic tender offer program (“ATOP”), procedures established by The Depository Trust Company (“DTC”), for tendering Old Notes held in book-entry form. The ATOP procedures require that the exchange agent receive, prior to the Expiration Date of the exchange offer, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and that DTC confirm that:

•	DTC has received instructions to exchange your Old Notes; and

•	you agree to be bound by the terms of the letter of transmittal.

For more details, please read “Description of the Exchange Offer—Terms of the Exchange Offer” and “Description of the Exchange Offer—Procedures for Tendering.” If you elect to have Old Notes exchanged pursuant to this exchange offer, you must properly tender your Old Notes prior to 5:00 p.m., New York City time, on the Expiration Date. All Old Notes validly tendered and not properly withdrawn will be accepted for exchange. Old Notes may be exchanged only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Consequences of Failure to Exchange	If we complete the exchange offer and you do not participate in it, then:

•	your Old Notes will continue to be subject to the existing restrictions upon their transfer;

•	we will have no further obligation to provide for the registration under the Securities Act of those Old Notes except under certain limited circumstances; and

•	the liquidity of the market for your Old Notes could be adversely affected.

Taxation	The exchange pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations” in this prospectus.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Notes in this exchange offer.

Exchange Agent and Information Agent	D.F. King & Co. Inc. is the exchange agent and the information agent for the exchange offer.

Summary of the Notes

Issuer	American Tower Corporation, a Delaware corporation.

Securities Offered	U.S. $600,000,000 aggregate principal amount of 4.625% Senior Notes due 2015.

Maturity Date	April 1, 2015.

Interest Rate	4.625% per annum, payable semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2010. Interest on the New Notes will accrue from October 20, 2009, the date on which we issued the Old Notes.

Ranking	The New Notes will be general, unsecured obligations and will rank equally in right of payment with all of our other senior unsecured debt obligations. As of September 30, 2009, after giving effect to the issuance of the Old Notes and the redemption of our 7.125% senior unsecured notes due 2012 (the “7.125% Notes”), we would have had approximately $2,328.8 million senior unsecured indebtedness outstanding. In addition, we would have had approximately $695.3 million in undrawn loan commitments under our $1.25 billion revolving credit facility (the “Revolving Credit Facility”), net of approximately $4.7 million of outstanding undrawn letters of credit.

The New Notes will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries. Our subsidiaries are not guarantors of the New Notes. We also guarantee the outstanding senior subordinated notes of American Towers, Inc. (“ATI”), one of our principal United States operating subsidiaries. As of September 30, 2009, after giving effect to the issuance of the Old Notes, the redemption of the 7.125% Notes, the repayment of indebtedness under our Revolving Credit Facility and the conversion of our 2.25% convertible notes due 2009 (the “2.25% Notes”), our subsidiaries would have had approximately $1,881.2 million of total debt obligations (excluding intercompany obligations), including:

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$1,750.0 million in commercial mortgage pass-through certificates backed by the debt of two special purpose subsidiaries, which is secured primarily by mortgages on those subsidiaries’ interests in 5,295 broadcast and wireless communications towers and the related tower sites;

•	approximately $0.3 million of ATI 7.25% senior subordinated notes due 2011 (the “ATI 7.25% Notes”), which are guaranteed by us;

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approximately $71.2 million of wholly owned foreign subsidiary debt, including the credit facility of XCEL Telecom Private Limited (“XCEL”), which is secured by a pledge of 26% of the acquired XCEL shares; and

•	approximately $59.7 million of other long-term subsidiary debt.

Form and Denomination	The New Notes will be issued in fully-registered form. The New Notes will be represented by one or more global notes, deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be shown on, and any transfers will be effective only through, records maintained by DTC and its participants.

The New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Optional Redemption	We may redeem the Notes at any time, in whole or in part, in cash, at a redemption price equal to 100% of the principal amount of the Notes plus a make-whole premium, together with accrued interest to the redemption date.

Change of Control Offer	Following a Change of Control and Ratings Decline (each as defined herein), we will be required to offer to purchase all of the Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, and additional interest, if any, to but not including the date of repurchase. See “Description of Notes—Repurchase of Notes Upon a Change of Control Triggering Event.” The Revolving Credit Facility might restrict our ability to make such a payment.

Absence of a Public Market	The New Notes are new securities for which there currently is no market and we cannot assure you that any public market for the New Notes will develop or be sustained.

Listing	We do not intend to list the Notes on any securities exchange.

Governing Law	The Notes are governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry Depository	DTC

Trustee	The Bank of New York Mellon Trust Company, N.A.

Risk Factors	You should refer to the section entitled “Risk Factors” for a discussion of material risks you should carefully consider before deciding to invest in the New Notes.

RISK FACTORS

You should carefully consider the risks described below, together with all the other information included or incorporated by reference in this prospectus, before deciding to participate in the exchange offer and to invest in the New Notes. See also “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus.

Risks Related to the Company

Decrease in demand for our communications sites would materially and adversely affect our operating results and we cannot control that demand.

Many of the factors affecting the demand for our communications sites, and to a lesser extent our network development services, could materially and adversely affect our operating results. Those factors include:

•	a decrease in consumer demand for wireless services due to general economic conditions or other factors;

•	the financial condition of wireless service providers;

•	the ability and willingness of wireless service providers to maintain or increase capital expenditures;

•	the growth rate of wireless communications or of a particular wireless segment;

•	governmental licensing of spectrum;

•	mergers or consolidations among wireless service providers;

•	increased use of network sharing, roaming or resale arrangements by wireless service providers;

•	delays or changes in the deployment of next generation wireless technologies;

•	zoning, environmental, health or other government regulations; and

•	technological changes.

The demand for broadcast space is dependent on the needs of television and radio broadcasters. Among other things, technological advances, including the development of satellite-delivered radio and video services, may reduce the need for tower-based broadcast transmission. In addition, our broadcast tower division could be materially and adversely affected as a result of the recently completed shift from analog-based transmissions to digital-based transmissions.

Furthermore, the downturn in the economy and the disruptions in the financial and credit markets could have an impact on consumer demand for wireless services. If wireless service subscribers significantly reduce their minutes of use, or fail to widely adopt and use wireless data applications, our wireless carrier customers would experience a decrease in demand for their services. As a result, they may scale back their business plans or otherwise reduce their spending, which could materially and adversely affect demand for our tower sites and our network development services business, which could have a material adverse effect on our business, results of operations and financial condition.

If our wireless service provider customers consolidate or merge with each other to a significant degree, our growth, revenue and ability to generate positive cash flows could be materially and adversely affected.

Significant consolidation among our wireless service provider customers may result in the decommissioning of certain existing communications sites, because certain portions of their networks may be redundant, and a reduction in future capital expenditures in the aggregate, because their expansion plans may be similar. For example, in connection with the combinations of Verizon Wireless and ALLTEL (to form Verizon Wireless), Cingular and AT&T Wireless (to form AT&T Mobility) and Sprint PCS and Nextel (to form Sprint Nextel) in the United States, and of Iusacell Celular and Unefon (now under the common ownership of Grupo Iusacell) in Mexico, the combined companies have or are considering rationalizing duplicative parts of their networks, which has led and may continue to lead to the decommissioning of certain equipment on our communications sites. In addition, these and other customers could determine not to renew leases with us as a result. Our future results may be negatively impacted if a significant number of these contracts are terminated, and our ongoing contractual revenues would be reduced as a result. Similar consequences might occur if wireless service providers engage in extensive sharing, roaming or resale arrangements as an alternative to leasing on our communications sites.

Restrictive covenants in the loan agreement for the Revolving Credit Facility and term loan, the indentures governing our debt securities, and the loan agreement related to our securitization transaction could materially and adversely affect our business by limiting flexibility.

The loan agreement for the Revolving Credit Facility and a $325.0 million senior unsecured term loan (the “Term Loan”) and the indentures governing the terms of our debt securities contain restrictive covenants, as well as requirements to comply with certain leverage and other financial maintenance tests. These covenants and requirements limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. These covenants could place us at a disadvantage compared to some of our competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, new tower development, mergers and acquisitions or other opportunities.

In addition, the loan agreement related to our securitization transaction includes operating covenants and other restrictions customary for loans subject to rated securitizations. Among other things, the two special purpose subsidiaries of the Company that are borrowers under the loan agreement for the securitization transaction (the “Borrowers”) are prohibited from incurring other indebtedness for borrowed money or further encumbering their assets. A failure to comply with the covenants in the loan agreement could prevent the Borrowers from taking certain actions with respect to the towers subject to the securitization transaction, and could prevent the Borrowers from distributing any excess cash from the operation of such towers to us. If the Borrowers were to default on the loan, the servicer on the loan could seek to foreclose upon or otherwise convert the ownership of the towers subject to the securitization transaction, in which case we could lose such towers and the revenue associated with such towers.

In addition, reporting and information covenants in our loan agreements and indentures require that we provide financial and operating information within certain time periods. If we are unable to timely provide the required information, we would be in breach of these covenants. For more information regarding the covenants and requirements discussed above, please see Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2008 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Factors Affecting Sources of Liquidity” and note 6 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

We could suffer adverse tax and other financial consequences if taxing authorities do not agree with our tax positions, or we are unable to utilize our net operating losses.

We are periodically subject to a number of tax examinations by taxing authorities in the states and countries where we do business. We also have significant deferred tax assets related to our net operating losses (“NOLs”) in U.S. federal and state taxing jurisdictions. Generally, for U.S. federal and state tax purposes, NOLs can be carried forward and used for up to twenty years, and all of our tax years will remain subject to examination until three years after our NOLs are used or expire. We expect that we will continue to be subject to tax examinations in the future. We recognize tax benefits of uncertain tax positions when we believe the positions are more likely than not of being sustained upon a challenge by the relevant tax authority. We believe our judgments in this area are reasonable and correct, but there is no guarantee that we will be successful if challenged by a tax authority. If there are tax benefits, including from our use of NOLs or other tax attributes, that are challenged successfully by a taxing authority, we may be required to pay additional taxes or we may seek to enter into settlements with the taxing authorities, which could require significant payments or otherwise have a material adverse effect on our business, results of operations and financial condition.

In addition, we may be limited in our ability to utilize our NOLs to offset future taxable income and thereby reduce our otherwise payable income taxes. We have substantial federal and state NOLs, including significant portions obtained through acquisitions and dispositions, as well as those generated through our historic business operations. In addition, we have disposed of some entities and restructured other entities in conjunction with financing transactions and other business activities.

To the extent we believe that a position with respect to an NOL is not more likely than not to be sustained, we do not record the related deferred tax asset. In addition, for NOLs that meet the recognition threshold, we assess the recoverability of the NOL and establish a valuation allowance against the deferred tax asset related to the NOL if recoverability is questionable. Given the uncertainty surrounding the recoverability of certain of our NOLs, we have established a valuation allowance to offset the related deferred tax asset so as to reflect what we believe to be the recoverable portion of our NOLs.

Our ability to utilize our NOLs is also dependent, in part, upon us having sufficient future earnings to utilize our NOLs before they expire. If market conditions change materially and we determine that we will be unable to generate sufficient taxable income in the future to utilize our NOLs, we could be required to record an additional valuation allowance. We review our uncertain tax position and the valuation allowance for our NOLs periodically and make adjustments from time to time, which can result in an increase or decrease to the net deferred tax asset related to our NOLs. Our NOLs are also subject to review and potential disallowance upon audit by the taxing authorities of the jurisdictions where the NOLs were incurred, and future changes in tax laws or interpretations of such tax laws could limit materially our ability to utilize our NOLs. If we are unable to use our NOLs or use of our NOLs is limited, we may have to make significant payments or otherwise record charges or reduce our deferred tax assets, which could have a material adverse effect on our business, results of operations and financial condition.

Due to the long-term expectations of revenue from tenant leases, the tower industry is sensitive to the creditworthiness and financial strength of its tenants.

Due to the long-term nature of our tenant leases, we, like others in the tower industry, are dependent on the continued financial strength of our tenants. Many wireless service providers operate with substantial leverage. In the past, we have had customers that have filed for bankruptcy, although to date these bankruptcies have not had a material adverse effect on our business or revenues. In addition, many of our customers and potential customers rely on capital raising activities to fund their operations and capital expenditures, and the downturn in the economy and the disruptions in the financial and credit markets have made it more difficult and more expensive to raise capital. If our customers or potential customers are unable to raise adequate capital to fund their business plans, they may reduce their spending, which could materially and adversely affect demand for our tower sites and our network development services business. If, as a result of a prolonged economic downturn or otherwise, one or more of our significant customers experienced financial difficulties or filed for bankruptcy, it could result in uncollectible accounts receivable and an impairment on our deferred rent asset. In addition, it could result in the loss of significant customers and anticipated lease revenues, all of which could have a material adverse effect on our business, results of operations and financial condition.

Our foreign operations are subject to economic, political and other risks that could materially and adversely affect our revenues or financial position, including risks associated with foreign currency exchange rates.

Our business operations in Mexico, Brazil and India, and our expansion into any other international markets in the future, could result in adverse financial consequences and operational problems not experienced in the

United States. For the nine months ended September 30, 2009, approximately 14% of our consolidated revenues were generated by our international operations. We anticipate that our revenues from our international operations may grow in the future. Accordingly, our business is subject to risks associated with doing business internationally, including:

•	changes in a specific country’s or region’s political or economic conditions;

•	laws and regulations that tax or otherwise restrict repatriation of earnings or other funds or otherwise limit distributions of capital;

•	changes to existing or new tax laws directed specifically at the ownership and operation of tower sites;

•	expropriation and governmental regulation restricting foreign ownership;

•	uncertainties regarding legal or judicial systems, including inconsistencies between and within laws, regulations and decrees, and judicial application thereof;

•	health or similar issues, such as a pandemic or epidemic;

•	difficulty in recruiting and retaining trained personnel; and

•	language and cultural differences.

In addition, we face risks associated with changes in foreign currency exchange rates, including those arising from our operations, investments and financing transactions related to our international business. Volatility in foreign currency exchange rates can also affect our ability to plan, forecast and budget for our international operations and expansion efforts. While most of the contracts for our operations in Mexico are denominated in the U.S. Dollar, many are denominated in the Mexican Peso, and contracts for our operations in Brazil and India are denominated in the local currencies. We have not historically engaged in significant currency hedging activities relating to our non-U.S. Dollar operations, and a weakening of these foreign currencies against the U.S. Dollar would have a negative impact on our revenues and operating profits, which could have a material adverse effect on our business, results of operations and financial condition.

A substantial portion of our revenue is derived from a small number of customers.

A substantial portion of our total operating revenues is derived from a small number of customers. For the three months ended September 30, 2009:

•	Four customers accounted for approximately 60% of our revenues;

•	AT&T Mobility accounted for approximately 19% of our revenues;

•	Sprint Nextel accounted for approximately 17% of our revenues;

•	Verizon Wireless and ALLTEL, which completed their merger in January 2009, accounted for approximately 15% of our revenues; and

•	T-Mobile accounted for approximately 9% of our revenues.

Our largest international customer is Grupo Iusacell, which now controls both Iusacell Celular and Unefon in Mexico. Grupo Iusacell is under common control with TV Azteca. Grupo Iusacell accounted for approximately 5% of our total revenues for the nine months ended September 30, 2009. In addition, for the nine months ended September 30, 2009, we received $11.8 million in interest income from TV Azteca.

If any of these customers is unwilling or unable to perform its obligations under our agreements with them, our revenues, results of operations, financial condition and liquidity could be materially and adversely affected. In the ordinary course of our business, we do occasionally experience disputes with our customers, generally regarding the interpretation of terms in our agreements. Although we have historically resolved these disputes in a manner that did not have a material adverse effect on us or our customer relationships, it is possible that such disputes could lead to a termination of our agreements with customers or a material modification of the terms of those agreements, either of which could have a material adverse effect on our business, results of operations and financial condition. If we are forced to resolve any of these disputes through litigation, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenues or increased costs, resulting in a corresponding adverse effect on our business, results of operations and financial condition.

On April 1, 2009, Grupo Iusacell announced that one of its subsidiaries had suspended the debt service payment of its U.S. Dollar denominated debt as part of an ongoing process to restructure its U.S. Dollar denominated debt, which has been affected by the significant devaluation of the Mexican Peso versus the U.S. Dollar. While Grupo Iusacell has continued to make payments to us, our net accounts receivable related to Grupo Iusacell was approximately $30.1 million as of September 30, 2009. We also have approximately $35.3 million of other Grupo Iusacell related assets which includes financing lease commitments and straight-line revenue accrued that are primarily long-term in nature as of September 30, 2009. If Grupo Iusacell is unable to restructure its indebtedness or if a further devaluation of the Mexican Peso were to adversely impact Grupo Iusacell’s overall liquidity, Grupo Iusacell may not be able to meet its operating obligations, including making full payments under the lease agreements with us in the future, which could have a material adverse effect on our business and results of operations.

We anticipate that we may need additional financing to fund our stock repurchase programs, to refinance our existing indebtedness and to fund future growth and expansion initiatives.

In order to fund our stock repurchase programs, refinance our existing indebtedness and fund future growth and expansion initiatives, we may need to raise additional capital through financing activities. We believe our cash provided by operations for the year ending December 31, 2009 will be sufficient to fund our cash needs for operations, capital expenditures and cash debt service (interest and principal repayments) obligations for 2009. However, we anticipate that we may need to obtain additional sources of capital in the future to fund growth initiatives and to support additional return of capital to stockholders. If so, depending on market conditions, we may seek to raise capital through credit facilities or debt or equity offerings. A downgrade of our credit rating below investment grade could negatively impact our ability to access credit markets or preclude us from obtaining funds on investment grade terms and conditions. Further, certain of our current debt instruments limit the amount of indebtedness we and our subsidiaries may incur. Additional financing, therefore, may be unavailable, more expensive or restricted by the terms of our outstanding indebtedness. If we are unable to raise capital when our needs arise, we may not be able to fund our stock repurchase programs, refinance our existing indebtedness or fund future growth and expansion initiatives.

New technologies could make our tower leasing business less desirable to potential tenants and result in decreasing revenues.

The development and implementation of new technologies designed to enhance the efficiency of wireless networks could reduce the use and need for tower-based wireless services transmission and reception and have the effect of decreasing demand for tower space. Examples of such technologies include technologies that enhance spectral capacity, which can increase the capacity at existing sites and reduce the number of additional sites a given carrier needs to serve any given subscriber base. Additionally, certain complementary network technologies, such as femtocells, could offload a portion of network traffic away from the traditional tower-based networks, which would reduce the need for carriers to add more equipment at certain communications sites. Moreover, the emergence of alternative technologies could reduce the need for tower-based broadcast services transmission and reception. For example, the growth in delivery of wireless communication, radio and video services by direct broadcast satellites could materially and adversely affect demand for our antenna space. The development and implementation of any of these and similar technologies to any significant degree could have a material adverse effect on our business, results of operations and financial condition.

We could have liability under environmental laws.

Our operations, like those of other companies engaged in similar businesses, are subject to the requirements of various federal, state and local and foreign environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials and wastes. As the owner, lessee or operator of many thousands of real estate sites underlying our towers, we may be liable for substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. We may also be liable for certain costs of remediating contamination at third party sites to which we sent waste for disposal, notwithstanding that the original disposal may have accorded with all legal requirements. Many of these laws and regulations contain information reporting and record keeping requirements. We cannot assure you that we are at all times in complete compliance with all environmental requirements. We may be subject to potentially significant fines or penalties if we fail to comply with any of these requirements. The requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to government regulations and changes in current or future laws or regulations could restrict our ability to operate our business as we currently do.

Our business, and that of our customers, is subject to federal, state, local and foreign regulation, including by the U.S. Federal Aviation Administration (“FAA”), the U.S. Federal Communications Commission (“FCC”), the U.S. Environmental Protection Agency (“EPA”) and the U.S. Occupational Safety and Health Administration. Both the FCC and the FAA regulate towers used for wireless communications and radio and television broadcasting and the FCC separately regulates transmitting devices operating on towers. Similar regulations exist in Mexico, Brazil, India and other foreign countries regarding wireless communications and the operation of communications towers. Local zoning authorities and community organizations are often opposed to construction in their communities and these regulations can delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site, or site upgrades, thereby limiting our ability to respond to customer demands and requirements. Existing regulatory policies may materially and adversely affect the associated timing or cost of such projects and additional regulations may be adopted which increase delays or result in additional costs to us, or that prevent such projects in certain locations. These factors could materially and adversely affect our business, results of operations and financial condition.

Increasing competition in the tower industry may create pricing pressures that may materially and adversely affect us.

Our industry is highly competitive, and our customers have numerous alternatives for leasing antenna space. Some of our competitors, such as national wireless carriers that allow collocation on their towers, are larger and have greater financial resources than we do, while other competitors are in a weaker financial condition or may have lower return on investment criteria than we do.

Our competition includes:

•	national and regional tower companies;

•	wireless carriers that own towers and lease antenna space to other carriers;

•	site development companies that purchase antenna space on existing towers for wireless carriers and manage new tower construction; and

•	alternative site structures (e.g., building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers).

Competitive pricing pressures for tenants on towers from these competitors could materially and adversely affect our lease rates and services income. In addition, we may not be able to renew existing customer leases or enter into new customer leases, resulting in a material adverse impact on our results of operations and growth rate. Increasing competition could also make the acquisition of high quality tower assets more costly. Any of these factors could materially and adversely affect our business, results of operations or financial condition.

If we are unable to protect our rights to the land under our towers, it could adversely affect our business and operating results.

Our real property interests relating to our towers consist primarily of leasehold and sub-leasehold interests, fee interests, easements, licenses and rights-of-way. A loss of these interests at a particular tower site may interfere with our ability to operate a tower and generate revenues. For various reasons, we may not always have the ability to access, analyze and verify all information regarding titles and other issues prior to completing an acquisition of communications sites, which can affect our rights to access and operate a site. From time to time we also experience disputes with landowners regarding the terms of ground agreements for land under a tower, which can affect our ability to access and operate a tower site. Further, for various reasons, landowners may not want to renew their ground agreements with us, they may lose their rights to the land, or they may transfer their land interests to third parties, including ground lease aggregators, which could affect our ability to renew ground agreements on commercially viable terms. Approximately 83% of the communications sites in our portfolio as of September 30, 2009 are located on land we do not own. Approximately 90% of the ground agreements for these sites have a final expiration date of 2018 and beyond. Our inability to protect our rights to the land under our towers may have a material adverse effect on our business, results of operations or financial condition.

If we are unable or choose not to exercise our rights to purchase towers that are subject to lease and sublease agreements at the end of the applicable period, our cash flows derived from such towers would be eliminated.

Our communications site portfolio includes towers that we operate pursuant to lease and sublease agreements that include a purchase option at the end of each lease period. If we are unable or choose not to exercise our rights to purchase towers under these agreements at the end of the applicable period, our cash flows derived from such towers would be eliminated. For example, our SpectraSite subsidiary has entered into lease or sublease agreements with affiliates of SBC Communications, a predecessor entity to AT&T Mobility, with respect to approximately 2,500 towers pursuant to which SpectraSite has the option to purchase the sites upon the expiration of the lease or sublease beginning in 2013. The aggregate purchase option price for the AT&T Mobility towers was approximately $403.2 million as of September 30, 2009, and will accrete at a rate of 10% per year to the applicable expiration of the lease or sublease of a site. In addition, we have entered into a similar agreement with ALLTEL, which completed its merger with Verizon Wireless in January 2009, with respect to approximately 1,800 towers, for which we have an option to purchase the sites upon the expiration of the lease or sublease beginning in 2016. The aggregate purchase option price for the ALLTEL towers was approximately $62.8 million as of September 30, 2009, and will accrete at a rate of 3% per year through the expiration of the lease or sublease period. At ALLTEL’s option, at the expiration of the sublease period, the purchase price will be payable in cash or with 769 shares of our Class A common stock (“Common Stock”) per tower. We may not have the required available capital to exercise our right to purchase these or other leased or subleased towers at the end of the applicable period. Even if we do have available capital, we may choose not to exercise our right to purchase such towers for business or other reasons. In the event that we do not exercise these purchase rights, or are otherwise unable to acquire an interest that would allow us to continue to operate these towers after the applicable period, we will lose the cash flows derived from such towers, which may have a material adverse effect on our business. In the event that we decide to exercise these purchase rights, the benefits of the acquisitions of such towers may not exceed the associated acquisition, compliance and integration costs, and our business, results of operations or financial condition could be materially and adversely affected.

Our towers may be affected by natural disasters and other unforeseen damage for which our insurance may not provide adequate coverage.

Our towers are subject to risks associated with natural disasters, such as ice and wind storms, tornadoes, floods, hurricanes and earthquakes, as well as other unforeseen damage. Any damage or destruction to our towers as a result of these or other risks would impact our ability to provide services to our customers and could impact our results of operation or financial condition. For example, as a result of the severe hurricane activity in 2005, approximately 25 of our broadcast and wireless communications sites in the southeastern United States and

Mexico suffered material damage and many more suffered lesser damage. While we maintain insurance that provided sufficient coverage for this incident, we may not have adequate insurance to cover the associated costs of repair or reconstruction for a future major event. Further, we carry business interruption insurance, but such insurance may not adequately cover all of our lost revenues, including potential revenues from new tenants that could have been added to our towers but for the damage. If we are unable to provide services to our customers as a result of damage to our towers, it could lead to customer loss, resulting in a corresponding material adverse effect on our business, results of operations or financial condition.

Our costs could increase and our revenues could decrease due to perceived health risks from radio emissions, especially if these perceived risks are substantiated.

Public perception of possible health risks associated with cellular and other wireless communications media could slow the growth of wireless companies, which could in turn slow our growth. In particular, negative public perception of, and regulations regarding, these perceived health risks could slow the market acceptance of wireless communications services and increase opposition to the development and expansion of tower sites. The potential connection between radio frequency emissions and certain negative health effects has been the subject of substantial study by the scientific community in recent years, and numerous health-related lawsuits have been filed against wireless carriers and wireless device manufacturers. If a scientific study or court decision resulted in a finding that radio frequency emissions posed health risks to consumers, it could negatively impact the market for wireless services, as well as our wireless carrier customers, which would materially and adversely affect our business, results of operations or financial condition. We do not maintain any significant insurance with respect to these matters.

Our historical stock option granting practices are subject to ongoing governmental proceedings, which could result in fines, penalties or other liability.

In May 2006, we announced that our Board of Directors had established a special committee of independent directors to conduct a review of our stock option granting practices and related accounting. Subsequent to the formation of the special committee, we received an informal letter of inquiry from the SEC, a subpoena from the office of the United States Attorney for the Eastern District of New York and an information document request from the Internal Revenue Service (the “IRS”), each requesting documents and information related to our stock option grants and practices. We also received a request for information from the Department of Labor, which concluded its review in September 2008, with no action taken against us. We have cooperated with these governmental authorities to provide the requested documents and information. These governmental proceedings are ongoing, and the time period necessary to resolve these proceedings is uncertain and could require significant additional management and financial resources. Significant legal and accounting expenses related to these matters have been incurred to date, and we may incur expenses in the future. Depending on the final outcomes of these proceedings, we and members of our senior management could be subject to regulatory fines, penalties, enforcement actions or other liability, which could have a material adverse impact on our business, results of operations or financial condition. In addition, as a result of the special committee’s findings, we restated our historical financial statements for certain periods prior to March 31, 2006 to, among other things, record changes for stock-based compensation expense (and related tax effects) relating to certain past stock option grants.

Risks Related to the Notes

Substantial leverage and debt service obligations may materially and adversely affect us.

We have a substantial amount of indebtedness. As of September 30, 2009, after giving effect to the issuance of the Old Notes and the redemption of the 7.125% Notes, we would have had approximately $4,210.0 million of consolidated debt, and the ability to borrow additional amounts of approximately $695.3 million under the Revolving Credit Facility. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on, or other amounts due with respect to our indebtedness. In addition, we may draw down the Revolving Credit Facility, effectively increasing our indebtedness. We are also permitted, subject to certain restrictions under our existing indebtedness, to obtain additional long-term debt and working capital lines of credit to meet future financing needs. This would have the effect of increasing our total leverage. Furthermore, the indenture relating to the Notes does not prohibit us from incurring additional indebtedness. Our substantial leverage could have significant negative consequences on our financial condition and results of operations, including:

•

impairing our ability to meet one or more of the financial ratio covenants contained in our debt agreements or to generate cash sufficient to pay interest or principal due under those agreements, which could result in an acceleration of some or all of our outstanding debt and the loss of towers subject to our securitization transaction if an uncured default occurs;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional debt or equity financing;

•	increasing our borrowing costs should there be an adverse change in our current investment grade debt ratings;

•

requiring the dedication of a substantial portion of our cash flow from operations to service our debt, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete;

•	limiting our ability to repurchase our Common Stock; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that may have better access to capital resources.

Our holding company structure results in structural subordination of the Notes and may affect our ability to make payments on the Notes.

The Notes will be obligations exclusively of American Tower Corporation and not of our subsidiaries. However, all of our operations are conducted through our subsidiaries. Our cash flow and our ability to service our debt, including the Notes, is dependent upon distributions of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the Notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other consideration. Payments to us by our subsidiaries are contingent upon our subsidiaries’ earnings and cash flows. Moreover, our subsidiaries may incur indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. The Notes are structurally subordinated to all existing, and will be structurally subordinated to all future, indebtedness and other obligations issued by our subsidiaries. Certain of our subsidiary indebtedness is also secured. As of September 30, 2009, after giving effect to the issuance of the Old Notes, the redemption of the 7.125% Notes, the repayment of indebtedness under our Revolving Credit Facility and the conversion of our 2.25% Notes, our subsidiaries would have had approximately $1,881.2 million of total debt obligations (excluding intercompany obligations), including:

•

$1,750.0 million in commercial mortgage-pass through certificates backed by the debt of two special purpose subsidiaries, which is secured primarily by mortgages on those subsidiaries’ interests in 5,295 broadcast and wireless communications towers and the related tower sites;

•	approximately $0.3 million of ATI 7.25% Notes;

•	approximately $71.2 million of wholly owned foreign subsidiary debt, including the credit facility of XCEL, which is secured by a pledge of 26% of the acquired XCEL shares; and

•	approximately $59.7 million of other long-term subsidiary debt.

In the event of our insolvency, liquidation or reorganization, or should any of the indebtedness of our subsidiaries be accelerated because of a default, the holders of those debt obligations would have a claim to the proceeds from any liquidation of or distribution from certain of our subsidiaries prior to a claim by holders of the Notes.

There may be no public market for the New Notes offered hereby and restrictions on transfer of the New Notes may significantly impair the liquidity of the New Notes.

Prior to the sale of the New Notes offered by this prospectus, there has been no public market for the New Notes and we cannot assure you as to:

•	the liquidity of any market that may develop;

•	your ability to sell your New Notes; or

•	the price at which you would be able to sell your New Notes.

If a market were to exist for the New Notes, the New Notes could trade at prices that may be lower than the principal amount of your purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. We do not intend to apply for listing of the New Notes on any securities exchange or any automated dealer quotation system. Accordingly, we cannot assure you as to the development or liquidity of any market for the New Notes.

We may be unable to repay the Notes when due or repurchase the Notes when we are required to do so and holders may be unable to require us to repurchase their Notes in certain circumstances.

At final maturity of the Notes or in the event of acceleration of the Notes following an event of default, the entire outstanding principal amount of the Notes will become due and payable. Upon the occurrence of a change of control triggering event (as described in this prospectus), we will be required to offer to repurchase in cash all outstanding Notes at a redemption price equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, and additional interest, if any, to, but not including, the repurchase date. If we were unable to make the required payments or repurchases of the Notes, it would constitute an event of default under the Notes and, as a result, under the Revolving Credit Facility and other outstanding indebtedness. The indentures for our other outstanding indebtedness also provide for repurchase rights upon a change of control and, in some cases, other fundamental changes under different terms. As a result, holders of our other indebtedness may have the ability to require us to repurchase their debt securities before the holders of the Notes would have such repurchase rights. It is possible that we will not have sufficient funds at maturity, upon acceleration or at the time of the change of control triggering event or other fundamental change to make the required repurchase of Notes and other indebtedness. In addition, a change of control (as described in this prospectus) and certain other change of control events would constitute an event of default under the Revolving Credit Facility.

Holders may not be able to require us to purchase their Notes in certain circumstances involving a significant change in the composition of our board of directors, including a proxy contest where our board of directors does not endorse the dissident stockholders’s slate of directors but approves them as continuing directors. In this regard, a recent decision of the Delaware Chancery Court (not involving us or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities that is substantially similar to the change of control event described in clause (3) of the definition of “Change of Control”. In its decision, the court noted that a board of directors may “approve” a dissident stockholder’s nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination). See “Description of Notes—Repurchase of Notes Upon a Change of Control Triggering Event.”

The Notes effectively rank junior to any secured indebtedness we incur in the future.

The Notes are our general unsecured obligations, and effectively rank junior to any secured indebtedness we incur in the future to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure indebtedness will be available to pay obligations on the Notes only after all such secured indebtedness has been repaid in full from such assets. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding.

Risks Relating to the Exchange Offer

The consummation of the exchange offer may not occur.

We are not obligated to complete the exchange offer under certain circumstances. See “Description of the Exchange Offer—Conditions to the Exchange Offer.” Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their New Notes, during which time those holders of Old Notes will not be able to effect transfers of their Old Notes tendered in the exchange offer.

You may be required to deliver prospectuses and comply with other requirements in connection with any resale of the New Notes.

If you tender your Old Notes for the purpose of participating in a distribution of the New Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. In addition, if you are a broker-dealer that receives New Notes for your own account in exchange for Old Notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such New Notes.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of September 30, 2009:

•	on a historical basis;

•	on an “as adjusted” basis, after giving effect to:

•

the receipt of approximately $594.0 million of net proceeds from the offering of the Old Notes, after deducting the discounts and commissions paid to the initial purchasers and other offering expenses paid by us in connection with the offering of the Old Notes;

•

the use of $508.9 million of the net proceeds from the offering of the Old Notes to finance the redemption of our 7.125% Notes at a redemption price of 101.781%, plus accrued and unpaid interest to but excluding the redemption date of November 13, 2009, pursuant to the terms of the 7.125% Notes and the indenture under which they were issued;

•	the use of $75.0 million of cash on hand to repay outstanding indebtedness under the Revolving Credit Facility on October 19, 2009; and

•

the issuance of 734 shares of Common Stock upon the conversion of all the remaining $0.03 million principal amount of our 2.25% Notes outstanding, prior to their final maturity date of October 15, 2009.

In addition, we have the ability to borrow additional amounts under the Revolving Credit Facility. Completion of the exchange offer will not change the amount of debt outstanding or otherwise affect capitalization.

The information below is derived from the unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009. You should read this table in conjunction with those unaudited consolidated financial statements and the related notes and the discussion of our liquidity and capital resources as of September 30, 2009, which are incorporated by reference in this prospectus.

	As of September 30, 2009 (1)
	Historical	As Adjusted
	(In thousands)
Cash and cash equivalents (2)(3)	$229,674	$239,730

Long-term debt, including current portion (4):

American Tower subsidiary debt:
Commercial Mortgage Pass-through Certificates, series 2007-1	$1,750,000	$1,750,000
ATI 7.25% Notes	288	288
XCEL Telecom credit facility (5)	71,206	71,206
Capital leases and other long-term subsidiary debt	59,691	59,691

Total American Tower subsidiary debt	1,881,185	1,881,185
American Tower Corporation debt:
Revolving Credit Facility (6)	625,000	550,000
Term Loan	325,000	325,000
7.125% Notes (7)	500,915	—
Old Notes	—	599,184
7.000% senior notes due 2017	500,000	500,000
7.25% senior notes due 2019	294,947	294,947
Convertible notes, net of discount (8)	59,708	59,683

Total American Tower Corporation debt	2,305,570	2,328,814

Total long-term debt, including current portion	4,186,755	4,209,999

	As of September 30, 2009 (1)
	Historical	As Adjusted
	(In thousands)
Stockholders’ equity:
Common Stock (9)(10)	4,785	4,786
Additional paid-in capital (10)	8,352,944	8,352,968
Accumulated deficit (11)	(2,173,882)	(2,181,185)
Accumulated other comprehensive income	(18,420)	(18,420)
Treasury stock (2)	(2,933,612)	(2,933,612)

American Tower Corporation stockholders’ equity	3,231,815	3,224,537
Non-controlling interest	3,336	3,336

Total Stockholders’ Equity	3,235,151	3,227,873

Total capitalization	7,421,906	7,437,872

(1)	Total figures may not equal the sum of component figures due to rounding.

(2)	Does not reflect the repurchases of 187,600 shares of Common Stock for an aggregate purchase price of $0.8 million, including commissions and fees, during the period October 1, 2009 through December 7, 2009 pursuant to our previously announced stock repurchase program.

(3)	As of September 30, 2009, amount excludes approximately $50.8 million of restricted funds pledged as collateral to secure obligations and cash whose use is otherwise limited by contractual provisions including cash on deposit in reserve accounts relating to the Commercial Mortgage Pass-Through Certificates, Series 2007-1, issued in connection with our securitization transaction.

(4)	Excludes intercompany indebtedness that is eliminated in our consolidated financial statements.

(5)	The XCEL credit facility is Indian rupee-denominated debt that was an obligation of XCEL and was outstanding at the time of our acquisition of XCEL. See our Current Report on Form 8-K filed with the SEC on May 27, 2009 and incorporated by reference herein.

(6)	“As adjusted” balance reflects the repayment of $75.0 million of indebtedness under the Revolving Credit Facility on October 19, 2009. Subject to the terms of the Revolving Credit Facility, amounts outstanding thereunder that are repaid may be re-borrowed at a later date.

(7)	“As adjusted” balance reflects the use of $508.9 million of the net proceeds from the offering of the Old Notes to finance the redemption of our 7.125% Notes. The 7.125% Notes were redeemed at a price of 101.781%, plus accrued and unpaid interest to but excluding the redemption date of November 13, 2009, pursuant to the terms of the 7.125% Notes and the indenture under which they were issued.

(8)	As of September 30, 2009 we had outstanding the following balances under our convertible notes:

•

$0.03 million of the 2.25% Notes, which are convertible into shares of Common Stock at a current conversion price of $24.00 per share. In October, holders of all of the remaining principal amount of our 2.25% Notes outstanding converted their notes into 734 shares of Common Stock;

•	$59.7 million of 5.0% convertible notes due 2010 (the “5.0% Notes”), which are convertible into shares of Common Stock at a current conversion price of $51.50 per share;

(9)	Common Stock consists of Class A common stock, par value $.01 per share—1,000,000,000 shares authorized, 401,059,793 shares outstanding, as of September 30, 2009.

(10)	“As adjusted” includes the issuance of 734 shares of Common Stock upon the conversion of $0.03 million principal amount of our 2.25% Notes.

(11)	Reflects the use of net proceeds from the offering of our Old Notes to finance the redemption of our 7.125% Notes. The 7.125% Notes were redeemed at a price of 101.781%, plus accrued and unpaid interest to but excluding the redemption date of November 13, 2009, pursuant to the terms of the 7.125% Notes and the indenture under which they were issued. In connection with the refinancing, we recorded a pre-tax loss on retirement of long-term obligations of approximately $11.8 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data is derived from our September 30, 2009 and 2008 unaudited condensed consolidated financial statements as filed in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and historical financial information included in our audited consolidated financial statements. Our unaudited financial statements have been prepared on the same basis as our audited financial information, and in management’s opinion, the unaudited information described above includes normal recurring adjustments necessary for a fair presentation. Results for the nine months ended September 30, 2009 are not necessarily indicative of results for the full year or any future period.

As more fully described in our Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2009, we adopted SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” recently codified into the Consolidation Topic of the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC Consolidation Topic”). The adoption of the FASB ASC Consolidation Topic did not have a material impact on our consolidated results of operations and financial position. However, it did impact the presentation and disclosure of noncontrolling (minority) interests in our consolidated financial statements. As a result of the retrospective presentation and disclosure requirements of the FASB ASC Consolidation Topic, we will be required to reflect the change in presentation and disclosure for all periods presented in future filings. The adoption of the FASB ASC Consolidation Topic had the effect of reclassifying earnings attributable to non-controlling interest in the consolidated statement of operations from other income and expense to separate line items and also requires that net income be adjusted to include the net income attributable to the non-controlling interest, and a new separate caption for net income attributable to common shareholders be presented in the consolidated statement of operations. The following selected unaudited historical consolidated financial data shown has been retrospectively adjusted to reflect the impact of adopting the FASB ASC Consolidation Topic.

You should read the selected historical consolidated financial data in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes, which are incorporated by reference in this prospectus and the information set forth under the heading “Risk Factors.” Year-to-year comparisons are significantly affected by our acquisitions, dispositions and construction of towers.

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands)
Statements of Operations Data:
Revenues:
Rental and management	$684,422	$929,762	$1,294,068	$1,425,975	$1,547,035	$1,152,722	$1,233,222
Network development services	22,238	15,024	23,317	30,619	46,469	32,458	42,919

Total operating revenues	706,660	944,786	1,317,385	1,456,594	1,593,504	1,185,180	1,276,141

Operating expenses:
Costs of operations (exclusive of items shown separately below)
Rental and management	195,242	247,781	332,246	343,450	363,024	272,579	283,549
Network development services	16,220	8,346	11,291	16,172	26,831	18,710	25,324
Depreciation, amortization and accretion	329,449	411,254	528,051	522,928	405,332	301,158	307,874
Selling, general, administrative and development expense	83,094	108,059	159,324	186,483	180,374	135,412	155,357
Impairments, net loss on sale of long-lived assets, restructuring and merger related expense	23,876	34,232	2,572	9,198	11,189	3,308	8,228

Total operating expenses	647,881	809,672	1,033,484	1,078,231	986,750	731,167	780,332

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands)
Operating income	58,779	135,114	283,901	378,363	606,754	454,013	495,809
Interest income, TV Azteca, net	14,316	14,232	14,208	14,207	14,253	10,711	10,669
Interest income	4,844	4,402	9,002	10,848	3,413	2,959	1,717
Interest expense	(262,237)	(222,419)	(215,643)	(235,824)	(253,584)	(191,568)	(188,345)
Loss on retirement of long-term obligations	(138,016)	(67,110)	(27,223)	(35,429)	(4,904)	(1,195)	(6,385)
Other (expense) income	(2,798)	227	6,619	20,675	5,988	(1,045)	1,096

(Loss) income before income taxes and (loss) income on equity method investments	(325,112)	(135,554)	70,864	152,840	371,920	273,875	314,561
Income tax benefit (provision)	83,338	(5,714)	(41,768)	(59,809)	(135,509)	(120,254)	(139,883)
(Loss) income on equity method investments	(2,915)	(2,078)	26	19	22	18	20

(Loss) income from continuing operations before cumulative effect of change in accounting principle	$(244,689)	$(143,346)	$29,122	$93,050	$236,433	$153,639	$174,698
(Loss) income from discontinued operations, net of income tax benefit (provision)	(8,409)	(1,913)	(854)	(36,396)	110,982	108,034	8,127

(Loss) income before cumulative effect of change in accounting principle	(253,098)	(145,259)	28,268	56,654	347,415	261,673	182,825
Cumulative effect of change in accounting principle, net	—	(35,525)	—	—	—	—	—

Net income	(253,098)	(180,784)	28,268	56,654	347,415	261,673	182,825
Net income attributable to noncontrolling interest	(2,366)	(575)	(784)	(338)	(169)	(266)	(580)

Net income attributable to American Tower Corporation	$(255,464)	$(181,359)	$27,484	$56,316	$347,246	$261,407	$182,245

Other Data:
Capital expenditures	$42,181	$88,637	$127,098	$154,381	$243,484	$165,194	$182,427
Cash provided by operating activities	216,700	397,204	620,738	692,679	773,258	586,326	649,399
Cash provided by (used for) investing activities	124,820	(80,534)	(129,112)	(186,180)	(274,940)	(191,467)	(344,381)
Cash (used for) provided by financing activities	(231,428)	(419,526)	(323,063)	(754,640)	(388,172)	(361,747)	(218,455)
Ratio of earnings to fixed charges (1)	—	—	1.25x	1.50x	2.12x	2.09x	2.26x
Sites owned and operated at end of period	14,068	22,174	22,405	22,807	23,740	23,358	26,374

	As of December 31,					As of September 30,
	2004	2005	2006	2007	2008	2009
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents (including restricted cash) (2)	$215,557	$112,701	$281,264	$86,807	$194,943	$280,469
Property and equipment, net	2,273,356	3,460,526	3,218,124	3,045,186	3,022,636	3,128,120
Total assets	5,107,696	8,786,854	8,613,219	8,130,457	8,211,665	8,394,824
Long-term obligations, including current portion	3,293,614	3,613,429	3,543,016	4,285,284	4,333,146	4,186,755
Total American Tower Corporation stockholders’ equity	1,490,767	4,541,821	4,384,916	3,022,092	2,991,322	3,231,815

(1)	For the purpose of this calculation, “earnings” consists of (loss) income from continuing operations before income taxes, (loss) income on equity method investments and fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consist of interest expense, including amounts capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon. We had a deficiency in earnings to cover fixed charges in each period as follows (in thousands): 2005–$133,464; 2004–$322,806.

(2)	As of September 30, 2009, amount includes approximately $50.8 million of restricted funds pledged as collateral to secure obligations and cash whose use is otherwise limited by contractual provisions including cash on deposit in reserve accounts relating to the Commercial Mortgage Pass-Through Certificates, Series 2007-1, issued in connection with our securitization transaction. As of December 31, 2006, 2005 and 2004, amounts otherwise include only cash and cash equivalents as no escrows were required under the terms of the credit facilities.

DESCRIPTION OF THE EXCHANGE OFFER

Purpose of the Exchange Offer

On October 20, 2009, we issued $600,000,000 aggregate principal amount of Old Notes. In connection with that issuance, we entered into a Registration Rights Agreement on October 20, 2009. Pursuant to the Registration Rights Agreement, we agreed that we would use reasonable best efforts to:

•

file a registration statement (“Exchange Offer Registration Statement”) with respect to a registered offer to exchange the Old Notes for an equal principal amount of a new series of notes with substantially identical terms, except that the New Notes would not contain transfer restrictions;

•	cause the Exchange Offer Registration Statement to be declared effective under the Securities Act no later than September 20, 2010; and

•	complete the registered exchange offer within 30 days after September 20, 2010.

Upon the effectiveness of the registration statement of which this prospectus is a part, we will offer the New Notes in exchange for the Old Notes. We filed a copy of the Registration Rights Agreement as an exhibit incorporated by reference into the registration statement.

Resale of the New Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to other parties in other transactions. For further information on the SEC’s position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. We have not sought our own interpretive letter, however, and we cannot assure you that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to other parties. Based on these interpretations by the staff, we believe that the New Notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by you, without further compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you:

(1)	are acquiring the New Notes in the ordinary course of your business;

(2)	are not participating in, and do not intend to participate in, a distribution of the New Notes within the meaning of the Securities Act and have no arrangement or understanding with any person to participate in a distribution of the New Notes within the meaning of the Securities Act;

(3)	are not a broker-dealer who acquired the Old Notes directly from us; and

(4)	are not an “affiliate” of ours, within the meaning of Rule 405 of the Securities Act.

By tendering the Old Notes in exchange for New Notes, you will be required to represent to us that each of the above statements applies to you. If you are participating in or intend to participate in, a distribution of the New Notes, or have any arrangement or understanding with any person to participate in a distribution of the New Notes to be acquired in this exchange offer, you may be deemed to have received restricted securities and may not rely on the applicable interpretations of the staff of the SEC. If you are so deemed, you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of New Notes received in exchange for Old Notes which the broker-dealer acquired as a result of market-making or other trading activities. See “Plan of Distribution.”

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and the letter of transmittal, we will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes validly tendered and accepted pursuant to the exchange offer.

We will not pay any accrued and unpaid interest on the Old Notes that we acquire in the exchange offer. Instead, interest on the New Notes will accrue from October 20, 2009, the date on which we issued the Old Notes.

Tendering holders of Old Notes must tender Old Notes in minimum denominations of $2,000, and integral multiples of $1,000 in excess thereof. New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that:

(1)	we have registered the New Notes under the Securities Act and therefore these notes will not bear legends restricting their transfer, and

(2)	specified rights under the Registration Rights Agreement, including the provisions providing for payment of additional interest in specified circumstances relating to the exchange offer, will be eliminated for all the Notes.

The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under the same indenture and will be entitled to the same benefits under that indenture as the Old Notes being exchanged. As of the date of this prospectus, approximately $600,000,000 aggregate principal amount of the Old Notes are outstanding. Old Notes accepted for exchange will be retired and cancelled and not reissued.

Except as described under “Form, Book-Entry Procedures and Transfer,” we will issue the New Notes in the form of one or more global notes registered in the name of DTC or its nominee, and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

We will conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC thereunder.

We will be considered to have accepted validly tendered Old Notes if and when we have given oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the New Notes from us.

If we do not accept any tendered Old Notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these Old Notes, without expense, to the tendering holder as soon as practicable after the Expiration Date of the exchange offer.

Holders who tender Old Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of Old Notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in certain circumstances, in connection with the exchange offer. See “—Other Fees and Expenses” and “—Transfer Taxes.”

If we successfully complete the exchange offer, any Old Notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest. The holders of Old Notes after the exchange offer in general will not have further rights under the Registration Rights Agreement, including registration rights and any rights to additional interest. Holders wishing to transfer the Old Notes would have to rely on exemptions from the registration requirements of the Securities Act.

Expiration Date; Extensions; Amendments; Termination

For purposes of the exchange offer, the term “Expiration Date” means 5:00 p.m., New York City time, on January 28, 2010, subject to our right to extend that time and date in our sole discretion, in which case the Expiration Date means the latest time and date to which the exchange offer is extended.

We reserve the right, in our sole discretion, by giving oral or written notice to the exchange agent, to:

•	extend the exchange offer;

•	terminate the exchange offer if a condition to our obligation to exchange Old Notes for New Notes is not satisfied or waived on or prior to the Expiration Date; and

•	amend the exchange offer.

If the exchange offer is amended in a manner that we determine constitutes a material change, we will extend the exchange offer for a period of two to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise have expired during that two to ten business day period.

We will notify holders of the Old Notes of any extension, amendment or termination of the exchange offer by press release or other public announcement. We will announce any extension of the Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We have no other obligation to publish, advertise or otherwise communicate any information about any extension, amendment or termination.

Settlement Date

We will deliver the New Notes on the settlement date, which will be as soon as practicable after the Expiration Date of the exchange offer. We will not be obligated to deliver New Notes unless the exchange offer is consummated.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer if at any time before the expiration of the exchange offer, we determine (i) that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction; (ii) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer or a material adverse development shall have occurred in any existing action or proceeding with respect to us; or (iii) all governmental approvals that we deem necessary for the consummation of the exchange offer have not been obtained.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, at any time on or prior to the Expiration Date:

•	terminate the exchange offer and return all tendered Old Notes to the respective tendering holders;

•	modify, extend or otherwise amend the exchange offer and retain all tendered Old Notes until the Expiration Date, as extended, subject, however, to the withdrawal rights of holders; or

•	to the extent lawful, waive the unsatisfied conditions with respect to the exchange offer and accept all Old Notes tendered and not previously validly withdrawn.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for those Old Notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture governing the New Notes under the Trust Indenture Act of 1939, as amended.

Effect of Tender

Any tender by a holder, and our subsequent acceptance of that tender, of Old Notes will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the letter of transmittal. The acceptance of the exchange offer by a tendering holder of Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of any and all liens, restrictions, charges, pledges, security interests, encumbrances or rights of any kind of third parties.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Old Notes

Upon agreement to the terms of the letter of transmittal pursuant to an agent’s message, a holder, or the beneficial holder of Old Notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the exchange offer generally, thereby:

(1)	irrevocably sell, assign and transfer to or upon our order or the order of our nominee all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, all Old Notes tendered thereby, such that thereafter the holder shall have no contractual or other rights or claims in law or equity against us or any fiduciary, trustee, fiscal agent or other person connected with the Old Notes arising under, from or in connection with those Old Notes;

(2)	waive any and all rights with respect to the Old Notes tendered thereby, including, without limitation, any existing or past defaults and their consequences in respect of those Old Notes; and

(3)	release and discharge us and the trustee for the Old Notes from any and all claims the holder may have, now or in the future, arising out of or related to the Old Notes tendered thereby, including, without limitation, any claims that the holder is entitled to receive additional principal or interest payments with respect to the Old Notes tendered thereby, other than as expressly provided in this prospectus and in the letter of transmittal, or to participate in any redemption or defeasance of the Old Notes tendered thereby.

In addition, by tendering Old Notes in the exchange offer, each holder of Old Notes will represent, warrant and agree that:

(1)	it has received and reviewed this prospectus;

(2)	it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more beneficial owners of, the Old Notes tendered thereby, and it has full power and authority to execute the letter of transmittal;

(3)	the Old Notes being tendered thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and we will acquire good, indefeasible and unencumbered title to those Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when we accept the same;

(4)	it will not sell, pledge, hypothecate or otherwise encumber or transfer any Old Notes tendered thereby from the date of the letter of transmittal, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

(5)	in evaluating the exchange offer and in making its decision whether to participate in the exchange offer by tendering its Old Notes, it has made its own independent appraisal of the matters referred to in this prospectus and the letter of transmittal and in any related communications and it is not relying on any statement, representation or warranty, express or implied, made to it by us, the information agent or the exchange agent, other than those contained in this prospectus, as amended or supplemented through the Expiration Date;

(6)	the execution and delivery of the letter of transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in this prospectus;

(7)	the agreement to the terms of the letter of transmittal pursuant to an agent’s message shall, subject to the terms and conditions of the exchange offer, constitute the irrevocable appointment of the exchange agent as its attorney and agent and an irrevocable instruction to that attorney and agent to complete and execute all or any forms of transfer and other documents at the discretion of that attorney and agent in relation to the Old Notes tendered thereby in favor of us or any other person or persons as we may direct and to deliver those forms of transfer and other documents in the attorney’s and agent’s discretion and the certificates and other documents of title relating to the registration of Old Notes and to execute all other documents and to do all other acts and things as may be in the opinion of that attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the exchange offer, and to vest in us or our nominees those Old Notes;

(8)	the terms and conditions of the exchange offer shall be deemed to be incorporated in, and form a part of, the letter of transmittal, which shall be read and construed accordingly;

(9)	it is acquiring the New Notes in the ordinary course of its business;

(10)	it is not participating in, and does not intend to participate in, a distribution of the New Notes within the meaning of the Securities Act and has no arrangement or understanding with any person to participate in a distribution of the New Notes within the meaning of the Securities Act;

(11)	it is not a broker-dealer who acquired the Old Notes directly from us; and

(12)	it is not an “affiliate” of ours, within the meaning of Rule 405 of the Securities Act.

The representations, warranties and agreements of a holder tendering Old Notes will be deemed to be repeated and reconfirmed on and as of the Expiration Date and the settlement date. For purposes of this prospectus, the “beneficial owner” of any Old Notes means any holder that exercises investment discretion with respect to those Old Notes.

Absence of Dissenters’ Rights

Holders of the Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

Acceptance of Old Notes for Exchange and Delivery of New Notes

On the settlement date, New Notes to be issued in exchange for Old Notes in the exchange offer, if consummated, will be delivered in book-entry form.

We will be deemed to accept validly tendered Old Notes that have not been validly withdrawn as provided in this prospectus when, and if, we give oral or written notice of acceptance to the exchange agent. Subject to the terms and conditions of the exchange offer, delivery of the New Notes will be made by the exchange agent on the settlement date following receipt of that notice. The exchange agent will act as agent for tendering holders of Old Notes for the purpose of receiving Old Notes and transmitting New Notes as of the settlement date. If any tendered Old Notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted Old Notes will be returned without expense to the tendering holders as promptly as practicable after the expiration or termination of the exchange offer.

Procedures for Tendering

To participate in the exchange offer, you must properly tender your Old Notes to the exchange agent as described below. We will only issue New Notes in exchange for Old Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes, and you should follow carefully the instructions on how to tender your Old Notes. It is your responsibility to properly tender your Old Notes. We have the right to waive any defects. However, we are not required to waive defects, and neither we, nor the exchange agent is required to notify you of defects in your tender.

If you have any questions or need help in exchanging your Old Notes, please contact the exchange agent at the address or telephone numbers set forth below.

All of the Old Notes were issued in book-entry form, and all of the Old Notes are currently represented by global certificates registered in the name of Cede & Co., the nominee of DTC. We have confirmed with DTC that the Old Notes may be tendered using DTC’s automatic tender offer program, or ATOP. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer, and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their Old Notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender Old Notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange Old Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

Determinations Under the Exchange Offer. We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered Old Notes and withdrawal of tendered Old Notes. Our determination will be final and binding. We reserve the absolute right to reject any Old Notes not properly tendered or any Old Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular Old Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither we, the information agent, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Old Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable after the Expiration Date of the exchange.

When We Will Issue New Notes. In all cases, we will issue New Notes for Old Notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to 5:00 p.m., New York City time, on the Expiration Date:

•	a book-entry confirmation of such number of Old Notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Old Notes Not Accepted or Exchanged. If we do not accept any tendered Old Notes for exchange or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Old Notes will be returned without expense to their tendering holder. Such non-exchanged Old Notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Participating Broker-Dealers. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where those Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those New Notes. See “Plan of Distribution.”

Withdrawal of Tenders

Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

For a withdrawal to be effective, you must comply with the appropriate ATOP procedures. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn Old Notes and otherwise comply with the ATOP procedures.

We will determine all questions as to the validity, form, eligibility and time of receipt of a notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any Old Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the Old Notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender, expiration or termination of the exchange offer. You may retender properly withdrawn Old Notes by following the procedures described under “—Procedures for Tendering” above at any time on or prior to the Expiration Date of the exchange offer.

Exchange Agent and Information Agent

D.F. King & Co., Inc. has been appointed as the exchange agent and the information agent for the exchange offer. All correspondence in connection with the exchange offer should be sent or delivered by each holder of Old Notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at:

D.F. King & Co., Inc.

48 Wall St, 22nd floor

New York, New York 10005

Telephone: (212) 269-5550

Facsimile: (212) 809-8838

Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address, telephone numbers or fax number listed above. Holders of Old Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer. We will pay the exchange agent and information agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Announcements

We may make any announcement required pursuant to the terms of this prospectus or required by the Exchange Act or the rules promulgated thereunder through a reasonable press release or other public announcement in our sole discretion; provided, that, if any such announcement is made by issuing a press release to Business Wire, such announcement shall be reasonable and sufficient.

Other Fees and Expenses

We will bear the expenses of soliciting tenders of the Old Notes. The principal solicitation is being made by mail. Additional solicitations may, however, be made by e-mail, facsimile transmission, telephone or in person by the information agent as well as our officers and other employees and those of our affiliates.

We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Tendering holders of Old Notes will not be required to pay any fee or commission to the exchange agent. If, however, a tendering holder handles the transaction through its commercial bank, broker, dealer, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

Transfer Taxes

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those Old Notes.

Consequences of Failure to Exchange

Holders of Old Notes who do not exchange their Old Notes for New Notes under this exchange offer will remain subject to the restrictions on transfer applicable in the Old Notes (i) as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws and (ii) otherwise as set forth in the prospectus distributed in connection with the private offering of the Old Notes.

Any Old Notes not tendered by their holders in exchange for New Notes in this exchange offer will not retain any rights under the Registration Rights Agreement (except in certain limited circumstances). See “—Resale Registration Statement; Additional Interest.”

In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration requirements of the Securities Act and applicable state securities laws. We do not intend to register resales of the Old Notes under the Securities Act. Based on interpretations of the SEC staff, New Notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the New Notes in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the New Notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the New Notes (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Resale Registration Statement; Additional Interest

Under the Registration Rights Agreement, we have agreed that if:

(1)	any change in law or applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer;

(2)	for any other reason the Exchange Offer Registration Statement is not declared effective by September 20, 2010 or the exchange offer is not consummated by October 20, 2010;

(3)	any holder of the Notes notifies us that:

(a) it is prohibited by law or SEC policy from participating in the exchange offer; or

(b) it may not resell the New Notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) it is a broker-dealer (“Participating Broker-Dealer”) receiving New Notes in the exchange offer and owns Notes acquired directly from us or an affiliate of ours;

then we will use our reasonable best efforts, at our cost, to (a) file as promptly as practicable a registration statement (the “Shelf Registration Statement”) covering resales of the Notes; (b) cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) use our reasonable best efforts to keep the Shelf Registration Statement effective until two years after the original issue date of the Notes, or such earlier date on which (a) such Notes covered by the Shelf Registration Statement have been sold, or (b)(i) the Notes are freely transferable by holders that are not our affiliates in accordance with Rule 144 (or any similar provision then in force) under the Securities Act or otherwise where no conditions of Rule 144 are then applicable (other than the holding period requirement in paragraph (d)(1)(ii) of Rule 144 so long as such holding period requirement is satisfied), (ii) the restrictive legend has been removed from the Notes, and (iii) the Notes do not bear a restricted CUSIP number. We will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Notes. A holder selling Old Notes or New Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations).

The Registration Rights Agreement further provides that in the event that either (each such event referred to in clauses (a) through (c), a “Registration Default”):

(a) on or prior to the September 20, 2010, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has become effective,

(b) on or prior to the October 20, 2010, the exchange offer has not been consummated, or

(c) after either the Exchange Offer Registration Statement or the Shelf Registration Statement has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of Notes in accordance with and during the periods specified in the Registration Rights Agreement, then interest (“Additional Interest”) will accrue on the principal amount of Notes (in addition to the stated interest) from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured; provided that no Additional Interest will accrue or be payable on (1) any New Notes issued in an exchange offer to persons other than Participating Broker-Dealers; (2) any New Notes issued in an exchange offer to Participating Broker-Dealers that are sold to purchasers who receive the prospectus contained in the Exchange Offer Registration Statement; (3) Notes that have been disposed of pursuant to a Registration Statement that is in effect; (4) Notes that cease to be outstanding; or (5) only with respect to Additional Interest accruing or payable as a result of obligations related to the Shelf Registration Statement, Notes that (a) are freely transferable by holders that are not our affiliates in accordance with Rule 144 (or any similar provision then in force) under the Securities Act or otherwise where no conditions of Rule 144 are then applicable (other than the holding period requirement in paragraph (d)(1)(ii) of Rule 144 so long as such holding period requirement is satisfied), (b) do not bear any restrictive legends, and (c) do not bear a restrictive CUSIP number. Additional Interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of such Registration Default. The rate at which Additional Interest shall accrue will increase by 0.25% per annum at the end of such first 90-day period immediately following the date on which the first Registration Default shall occur, but in no event shall such rate exceed 0.50% per annum.

Other

Participation in this exchange offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the references to “American Tower,” “we,” “us” or “our” refer only to American Tower Corporation (and not to any of its affiliates, including Subsidiaries).

American Tower Corporation will issue the New Notes under an indenture dated as of October 20, 2009 (the “indenture”), between us and The Bank of New York Mellon Trust Company, N.A., as trustee, under which the Old Notes were issued. The terms of the New Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the indenture. It does not restate the agreements in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the Notes. Copies of the indenture are available from the trustee and as set forth below under “Where You Can Find More Information.” We use certain defined terms in this description that are not defined below under “—Certain Definitions” or elsewhere in this description; these terms have the meanings assigned to them in the indenture.

General

The New Notes will be issued in minimum denominations of $2,000 and multiples of $1,000 thereafter. We may, without the consent of the holders of the Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Notes previously issued. Any additional notes having such similar terms, together with the Notes previously issued, will constitute a single series of the Notes previously issued under the indenture.

The Notes will mature on April 1, 2015. Accrued and unpaid interest on the Notes will be payable in U.S. Dollars semi-annually in arrears on April 1 and October 1 of each year, which we refer to as interest payment dates, beginning on April 1, 2010 to the persons in whose names the Notes are registered at the close of business on the preceding March 15 and September 15, respectively, which we refer to as record dates. Interest on the Notes will accrue from October 20, 2009 and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Each payment of interest on the Notes will include interest accrued through the day before the applicable interest payment date. Any payment required to be made on any day that is not a business day will be made on the next business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from the original payment date to the date of that payment on the next business day. When we refer to our obligation to pay interest upon the redemption, repurchase or acceleration of the Notes, we are including additional interest, if any, payable under the Registration Rights Agreement.

We will pay principal and interest on the Notes and register the transfer of the Notes at our office or agency maintained for that purpose, which initially will be the Corporate Trust Office of the trustee. We may change the paying agent or registrar without prior notice to the holders of the Notes, and we or any of our subsidiaries may act as paying agent or registrar. So long as the Notes are represented by global debt securities, the interest payable on the Notes will be paid to Cede & Co, the nominee of the depositary, or its registered assigns as the registered owner of such global debt securities, by wire transfer of immediately available funds on each of the applicable interest payment dates. If any of the Notes are no longer represented by a global debt security, we have the option to pay interest by check mailed to the address of the person entitled to the interest. No service charge will be made for any transfer of Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable.

The Notes are our senior unsecured obligations and rank equally in right of payment with all our existing and future senior unsecured debt. The Notes are effectively junior to all of our secured indebtedness to the extent of the assets securing such indebtedness. Our operations are conducted through our subsidiaries and, therefore, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the Notes. Our subsidiaries are not guarantors of the Notes. Accordingly, the Notes are effectively subordinated to all indebtedness and other obligations of our subsidiaries, including $1,750.0 million indebtedness incurred by two of our special-purpose subsidiaries in connection with the offering of commercial mortgage-pass through certificates, which indebtedness is secured primarily by mortgages on the subsidiaries’ interest in 5,295 wireless and broadcast communication towers and the related tower sites, trade payables and lease obligations.

As of September 30, 2009, after giving effect to the issuance of the Old Notes, the redemption of the 7.125% Notes, the repayment of indebtedness under our Revolving Credit Facility and the conversion of our 2.25% Notes, we and our subsidiaries would have had total outstanding consolidated debt of approximately $4,210.0, consisting of:

•	approximately $2,328.8 million of our indebtedness; and

•	approximately $1,881.2 million of indebtedness of our subsidiaries.

In addition, we would have had the ability to borrow an additional $695.3 million under the Revolving Credit Facility, net of approximately $4.7 million of outstanding undrawn letters of credit.

As of the Issue Date, our current subsidiaries, other than those listed in the definition of “Unrestricted Subsidiary” under “—Certain Definitions” below, will be Subsidiaries. Under certain circumstances, we will be able to designate current or future subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries generally will not be subject to the restrictive covenants set forth in the Indenture.

The Notes are not subject to a sinking fund.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any Note selected for redemption or tendered for repurchase. Also, we are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or a record date for the payment of interest.

Optional Redemption

The Notes are redeemable at our election, in whole or in part, at any time at a redemption price equal to the greater of:

(1)	100% of the principal amount of the Notes to be redeemed then outstanding; and

(2)	as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of interest on the Notes to be redeemed (not including any portion of such payments of principal and interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate for such Notes, plus 35 basis points;

plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the person in whose name the Note is registered at the close of business on such record date.

We will mail or cause to be mailed a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed at our registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption. Notes called for redemption become due on the date fixed for redemption.

If less than all of the Notes are to be redeemed, the trustee will select Notes for redemption as follows:

(1)	if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2)	if the Notes are not so listed, on a pro rata basis (subject to the procedures of DTC) or, to the extent a pro rata basis is not permitted, by lot or in such other manner as the trustee shall deem to be fair and appropriate.

However, no Note of $2,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued in the name of the holder thereof upon cancellation of the original Note.

Repurchase of Notes upon a Change of Control Triggering Event

If a Change of Control Triggering Event occurs with respect to the Notes, each holder of Notes will have the right to require us to repurchase all or any part, equal to $2,000 or an integral multiple of $1,000 thereafter, of that holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, we will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest on the Notes up to but excluding the date of repurchase. Within 30 days following any Change of Control Triggering Event, if we had not, prior to the Change of Control Triggering Event, sent a redemption notice for all the Notes in connection with an optional redemption permitted by the indenture, we will mail or cause to be mailed a notice to each registered holder briefly describing the transaction or transactions that constitute a Change of Control Triggering Event and offering to repurchase Notes on the date specified in such notice (the “Change of Control Payment Date”), which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable to any Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture relating to the covenant described above, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the provisions of the indenture relating to the covenant described above by virtue of such conflict.

On the Change of Control Payment Date, we will, to the extent lawful:

(1)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof properly tendered; and

(3)	deliver or cause to be delivered to the trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by us.

The paying agent will promptly mail to each registered holder of Notes so tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 thereafter. Any note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date.

Except as described above, the provisions described above will be applicable regardless of whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the indenture does not contain provisions that permit the holders of the Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering

Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditional upon the occurrence of such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control Triggering Event at the time of making the Change of Control Offer.

There can be no assurance that we will have sufficient funds available at the time of any Change of Control Triggering Event, and consummate a Change of Control Offer for all Notes then outstanding, at a purchase price for 101% of their principal amount, plus accrued and unpaid interest to the Change of Control Payment Date. The indentures for our other outstanding indebtedness also provide for repurchase rights upon a change in control and, in some cases, certain other events under different terms. As a result, holders of our other indebtedness may have the ability to require us to repurchase their debt securities before the holders of the Notes offered hereby would have such repurchase rights. In addition, a change of control (as described herein) and certain other change of control events would constitute an event of default under the Revolving Credit Facility. As a result, we may not be able to make any of the required payments on, or repurchases of, the Notes described in the prior paragraph without obtaining the consent of the lenders under the Revolving Credit Facility with respect to such payment or repurchase.

Holders will not be entitled to require us to purchase their Notes in the event of a takeover, recapitalization, leveraged buyout or similar transaction which is not a Change of Control. We may nonetheless incur significant additional indebtedness in connection with such a transaction.

Holders may not be able to require us to purchase their Notes in certain circumstances involving a significant change in the composition of our board of directors, including a proxy contest where our board of directors does not endorse the dissident slate of directors but approves them as Continuing Directors. In this regard, a recent decision of the Delaware Chancery Court (not involving us or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities that is substantially similar to the change of control event described in clause (3) of the definition of “Change of Control.” In its decision, the court noted that a board of directors may “approve” a dissident shareholder’s nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination). See “Risk Factors—We may be unable to repay the Notes when due or repurchase the Notes when we are required to do so and holders may be unable to require us to repurchase their Notes in certain circumstances.”

Covenants

Limitations on liens

Under the indenture, we will not, and will not permit any of our Subsidiaries to, allow any Lien (other than Permitted Liens) on any of our or our Subsidiaries’ property or assets (which includes Capital Stock) securing Indebtedness, unless the Lien secures the Notes equally and ratably with, or prior to, any other Indebtedness secured by such Lien, so long as such other Indebtedness is so secured.

Notwithstanding the foregoing, we may, and may permit any of our Subsidiaries to, incur Liens securing Indebtedness without equally and ratably securing the Notes if, after giving effect to the incurrence of such Liens, the aggregate amount (without duplication) of the Indebtedness secured by Liens (other than Permitted Liens) on the property or assets (which includes Capital Stock) of our and our Subsidiaries shall not exceed the Permitted Amount at the time of the incurrence of such Liens (it being understood that Liens securing Existing SpectraSite Indebtedness shall be deemed to be incurred pursuant to this paragraph).

Merger, Consolidation and Sale of Assets

The indenture provides that we may not consolidate or merge with or into, or sell, lease or convey all or substantially all of our assets in any one transaction or series of related transactions to any other Person, unless:

(1)	either we are the resulting, surviving or transferee corporation (the “successor”) or the successor is a corporation organized under the laws of the United States, any state or the District of Columbia and expressly assumes by supplemental indenture all of our obligations under the indenture and the Notes; and

(2)	immediately after giving effect to the transaction no Default or Event of Default has occurred and is continuing.

Except in the case of a lease of all or substantially all of our assets, the successor will be substituted for us in the indenture with the same effect as if it had been an original party to such indenture. Thereafter, the successor may exercise our rights and powers under the indenture.

Events of Default

The term “Event of Default” with respect to the Notes means any of the following:

(1)	failure by us to pay interest on any Note for 30 days after the date payment is due and payable;

(2)	failure by us to pay principal of or premium, if any, on any Note when due, at maturity, upon any redemption, by declaration or otherwise;

(3)	failure by us to comply with other covenants in the indenture or Notes for 90 days after notice that compliance was required; and

(4)	certain events of bankruptcy or insolvency of us or any of our Significant Subsidiaries.

If an Event of Default (other than of a type specified in clause (4) above with respect to us) has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the Notes may declare the entire principal of all the Notes to be due and payable immediately.

The holders of not less than a majority in aggregate principal amount of Notes may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the Notes, except a continuing Default or Event of Default in the payment of interest on, or the principal or premium, if any, of the Notes. If an Event of Default relating to certain events of bankruptcy or insolvency of us occurs and is continuing, then the principal amount of all of the Notes outstanding and any accrued interest thereon will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

The indenture imposes limitations on suits brought by holders of the Notes against us. Except for actions for payment of overdue principal or interest, no holder of Notes may institute any action against us under the indenture unless:

•	the holder has previously given to the trustee written notice of an Event of Default and the continuance of such Event of Default;

•	the holders of at least 25% in principal amount of the outstanding Notes have requested that the trustee institute the action;

•	the requesting holders have offered the trustee indemnity satisfactory to it for expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding Notes.

We will be required to file annually with the trustee a certificate, signed by an officer of our company, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Notwithstanding the foregoing, the sole remedy for any breach of our obligation under the indenture to file or furnish reports or other financial information pursuant to section 314(a)(1) of the Trust Indenture Act (or as otherwise required by the indenture) shall be the payment of liquidated damages, and the holders will not have any right under the indenture to accelerate the maturity of the Notes as a result of any such breach. If any such breach continues for 90 days after notice thereof is given in accordance with the indenture, we will pay liquidated damages to all the holders of the Notes at a rate per annum equal to (i) 0.25% per annum of the principal amount of the Notes from the 90th day following such notice to but not including the 180th day following such notice (or such earlier date on which the Event of Default relating to the reporting obligations referred to in this paragraph shall have been cured or waived) and (ii) 0.50% per annum of the principal amount of the Notes from the 180th day following such notice to but not including the 365th day following such notice (or such earlier date on which the Event of Default relating to the reporting obligations referred to in this paragraph shall have been cured or waived). On such 365th day (or earlier, if the Event of Default relating to the reporting obligations referred to in this paragraph shall have been cured or waived prior to such 365th day), such additional interest will cease to accrue, and the Notes will be subject to acceleration as provided above if the Event of Default is continuing. The provisions of the indenture described in this paragraph will not affect the rights of the holders of Notes in the event of the occurrence of any other Event of Default.

Discharge, Defeasance and Covenant Defeasance

We may elect either:

(1)	to defease and be discharged from any and all obligations with respect to the Notes; or

(2)	to be released from our obligations described above under “—Repurchase of Notes Upon a Change of Control Triggering Event,” “—Limitations on Liens” and “—Merger, Consolidation and Sale of Assets” with respect to the Notes, only:

(A)	upon the deposit with the applicable trustee, in trust, of money and/or U.S. government obligations, which through the payment of interest and principal of the U.S. government obligations in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and premium, if any, and interest on such Notes on the Stated Maturity thereof in accordance with the terms of the indenture and the Notes;

(B)	upon delivery to the trustee by us of an opinion of counsel to the effect that the deposit and related defeasance or release will not cause the holders of the Notes to recognize income, gain or loss for federal income tax purposes;

(C)	at the time of defeasance or release no Event of Default with respect to Notes will have occurred or be continuing; and

(D)	if certain other conditions are satisfied.

Modification of the Indenture

Except as provided in the two succeeding paragraphs, the indenture provides that we and the trustee thereunder may, with the consent of the holders of not less than a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or modify in any manner the rights of the holders of the Notes. The indenture provides that we and the trustee thereunder may enter into supplemental indentures without the consent of the holders of the Notes to:

•	secure the Notes;

•	evidence the assumption by a successor corporation of our obligations under the Notes in the case of a merger, amalgamation, consolidation or sale of all or substantially all of our assets;

•	add covenant(s) for the protection of the holders of the Notes;

•	cure any ambiguity or correct any defect or inconsistency in the indenture;

•	evidence and provide for the acceptance of appointment by a successor trustee in accordance with the indenture;

•	provide for uncertificated Notes in addition to or in place of certificated Notes;

•

conform the text of the indenture or the Notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the indenture or the Notes;

•	provide for the issuance of additional Notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

•

make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the indenture of any such holder of the Notes or any holder of a beneficial interest in the Notes; or

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

We and the trustee may not, without the consent of the holder of each outstanding Note affected thereby:

•	change the final maturity of any Note;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change the currency in which the principal, premium, if any, or interest is payable;

•	impair the right to institute suit for the enforcement of any payment on any Note when due; or

•	reduce the percentage of holders of Notes whose consent is required for any modification of the indenture.

The Trustee

The Bank of New York Mellon Trust Company, N.A. is the trustee under the indenture. Except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such of the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of Notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Pursuant and subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions with us; however, if the trustee acquires any conflicting interest, it would be required to eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign. The trustee is also the trustee under each of the indentures under which our convertible notes and other senior notes have been issued, and also acts as our stock transfer agent for our Common Stock and warrant agent for warrants to purchase our Common Stock.

No Individual Liability of Incorporators, Shareholders, Officers, Directors and Employees

The indenture provides that no incorporator and no past, present or future shareholder, officer, director or employee of our company or any successor corporation in their capacity as such shall have any individual liability for any of our obligations, covenants or agreements under the Notes or the indenture. Each holder of Notes by accepting a Note waives and releases all such liability to the extent permitted by applicable law. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Adjusted EBITDA” means, for the 12-month period preceding the calculation date, for us and our Subsidiaries on a consolidated basis in accordance with GAAP, the sum of (a) Net Income, plus (b) to the extent deducted in determining Net Income, the sum of (i) Interest Expense, (ii) income tax expense, including, without limitation, taxes paid or accrued based on income, profits or capital, including state, franchise and similar taxes and foreign withholding taxes, (iii) depreciation and amortization (including, without limitation, amortization of goodwill and other intangible assets), (iv) extraordinary losses and non-recurring non-cash charges and expenses, (v) all other non-cash charges, expenses and interest (including, without limitation, any non-cash losses in respect of Commodity Agreements, Currency Agreements or Interest Rate Agreements, non-cash impairment charges, non-cash valuation charges for stock option grants or vesting of restricted stock awards or any other non-cash compensation charges, and losses from the early extinguishment of Indebtedness) and (vi) non-recurring charges and expenses, restructuring charges, transaction expenses (including, without limitation, transaction expenses incurred in connection with any merger or acquisition) and underwriters’ fees or discounts, and severance and retention payments in connection with any merger or acquisition, in each case for such period, less extraordinary gains and cash payments (not otherwise deducted in determining net income) made during such period with respect to non-cash charges that were added back in a prior period; provided, however, (I) with respect to any Person that became a Subsidiary, or was merged with or consolidated into us or any Subsidiary, during such period, or any acquisition by us or any Subsidiary of the assets of any Person during such period, “Adjusted EBITDA” shall, at our option in respect of any or all of the foregoing, also include the Adjusted EBITDA of such Person or attributable to such assets, as applicable, during such period as if such acquisition, merger or consolidation had occurred on the first day of such period and (II) with respect to any Person that has ceased to be a Subsidiary during such period, or any material assets of us or any Subsidiary sold or otherwise disposed of by us or any Subsidiary during such period, “Adjusted EBITDA” shall exclude the Adjusted EBITDA of such Person or attributable to such assets, as applicable, during such period as if such sale or disposition of such Subsidiary or such assets had occurred on the first day of such period.

“Adjusted Treasury Rate” means, with respect to any redemption date:

(1)	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(2)	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” as such term is used in Section 13(d)(3) of the Exchange Act, such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Board of Directors” means either our Board of Directors or any committee of such Board duly authorized to act on our behalf.

“Board Resolution” means one or more resolutions duly adopted or consented to by the Board of Directors and in full force and effect.

“Business Day” means a day that (a) in the Place of Payment (or in any of the Places of Payment, if more than one) in which amounts are payable and (b) in the city in which the Corporate Trust Office is located, is not a Saturday or Sunday or a day on which banking institutions are authorized or required by law or regulation to close.

“Capital Lease Obligations” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Change of Control” means the occurrence of any of the following:

(1)	the adoption of a plan relating to our liquidation or dissolution;

(2)	any “person,” as such term is used in Section 13(d)(3) of the Exchange Act, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of our Voting Stock; provided that a transaction in which we become a Subsidiary of another Person shall not constitute a Change of Control if (a) our stockholders immediately prior to such transaction Beneficially Own, directly or indirectly through one or more intermediaries, 50% or more of the voting power of the outstanding Voting Stock of such other Person of whom we are a Subsidiary immediately following such transaction and (b) immediately following such transaction no person (as defined above) other than such other Person, Beneficially Owns, directly or indirectly, more than 50% of the voting power of our Voting Stock; or

(3)	the first day on which a majority of the members of our Board of Directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Decline.

“Commodity Agreement” of any Person means any commodity forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement to which such Person is a party.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes (“Remaining Life”).

“Comparable Treasury Price” means, for any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations the average of all such quotations.

“Continuing Director” means, as of any date of determination, any member of our Board of Directors who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Corporate Trust Office” means the office of the trustee at which the trust created by the indenture shall, at any particular time, be principally administered, which office is, at the date as of which the indenture is dated, located at 222 Berkeley Street, 2nd Floor, Boston, Massachusetts 02116.

“Currency Agreement” of any Person means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement as to which such Person is a party.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the Stated Maturity of the Notes.

“DTC” means the Depository Trust Company.

“Existing SpectraSite Indebtedness” means that certain mortgage loan more fully described in the Offering Memorandum dated April 27, 2007 regarding the $1,750,000,000 American Tower Trust I Commercial Mortgage Pass-Through Certificates, Series 2007-1.

“Fair Market Value” means, with respect to any asset, the price that (after taking into account any liabilities relating to such asset) would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

“Fitch” means Fitch, Inc. or any successor to the rating agency business thereof.

“Foreign Subsidiary” means, with respect to any Person, (a) any Subsidiary of such Person that is not organized or existing under the laws of, and whose principal business is conducted outside of, the United States, any state thereof, the District of Columbia, or any territory thereof (for purposes of this definition only, the “United States”), or (b) any Subsidiary of such Person that is organized or existing under the laws of the United States whose only material assets are the Capital Stock of Foreign Subsidiaries meeting clause (a) of this definition.

“GAAP” means generally accepted accounting principles set forth in the standards, statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect on the Issue Date.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness. The term “Guarantee” used as a verb has a corresponding meaning.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(6)	representing obligations under any Interest Rate Agreements, Commodity Agreements and Currency Agreements except for those entered into for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange risk; or

(7)	all Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any; provided that (a) if the Disqualified Stock does not have a fixed repurchase price, such maximum fixed repurchase price shall be calculated in accordance with the terms of the Disqualified Stock as if the Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and (b) if the maximum fixed repurchase price is based upon, or measured by, the fair market value of the Disqualified Capital Stock, the fair market value shall be the Fair Market Value thereof;

if and to the extent any of the preceding items (other than letters of credit and obligations under Interest Rate Agreements, Commodity Agreements and Currency Agreements) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of such Person whether or not such Indebtedness is assumed by such Person (the amount of such Indebtedness as of any date being deemed to be the lesser of the Fair Market Value of such property or assets as of such date or the principal amount of such Indebtedness of such other Person so secured) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date shall be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Interest Expense” means, for any period, all cash interest expense (including imputed interest with respect to Capital Lease Obligations and commitment fees) with respect to any of our Indebtedness and our Subsidiaries on a consolidated basis during such period pursuant to the terms of such Indebtedness.

“Interest Rate Agreement” of any Person means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement as to which such Person is a party.

“Investment Grade Rating” means a rating equal to or greater than BBB- by S&P and Fitch and Baa3 by Moody’s or the equivalent thereof under any new ratings system if the ratings system of any such agency shall be modified after the Issue Date, or the equivalent rating or any other Ratings Agency selected by us as provided by the definition of Ratings Agency.

“Issue Date” means the date on which the Old Notes were originally issued under the indenture.

“Licenses” means, collectively, any telephone, microwave, radio transmissions, personal communications or other license, authorization, certificate of compliance, franchise, approval or permit, whether for the construction, ownership or operation of any communications tower facilities, granted or issued by the Federal Communications Commission (or other similar or successor agency of the federal government administering the Communications Act of 1934 or any similar or successor federal statute) and held by us or any of our Subsidiaries.

“Lien” means, with respect to any property or assets, including Capital Stock, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“Moody’s” means Moody’s Investors Services, Inc. or any successor to the rating agency business thereof.

“Net Income” means, for any period of determination, net income (loss) of us and our Subsidiaries, on a consolidated basis, determined in accordance with GAAP.

“Newly Created Subsidiary” means a newly created direct or indirect Subsidiary of us that is formed or organized after the Issue Date; provided that neither we nor any of our Subsidiaries shall have transferred, or may in the future transfer, any assets (other than cash or cash equivalents) to such Newly Created Subsidiary for so long as such Newly Created Subsidiary remains designated as an Unrestricted Subsidiary.

“Officers’ Certificate” means, with respect to any Person, a certificate signed by the chairman of the Board of Directors, the chief executive officer, the president, the chief operating officer, the chief financial officer, or any vice president and by the treasurer, any assistant treasurer, the controller, any assistant controller, the secretary or any assistant secretary of such Person in accordance with the applicable provisions of the indenture.

“Outstanding Notes” means (i) the 7.125% senior notes due 2012 issued pursuant to an indenture dated as of October 5, 2004, as amended (including by a supplemental indenture dated as of December 6, 2004), (ii) the ATI 7.25% senior subordinated notes due 2011 issued pursuant to an indenture dated as of November 18, 2003, as amended (including by a supplemental indenture dated as of May 7, 2007), (iii) the 7.00% senior notes due 2017 issued pursuant to an indenture dated as of October 1, 2007, as amended, and (iv) the 7.25% senior notes due 2019 issued pursuant to an indenture dated as of June 10, 2009, as amended, in each case, for so long as such notes are outstanding and the indentures governing any such notes contain substantially all of the restrictive covenants as in effect on the Issue Date.

“Permitted Amount” means, on any date, an amount equal to 3.5 times Adjusted EBITDA as of the most recent fiscal quarter for which our financial statements are internally available immediately preceding such date.

“Permitted Liens” means:

(1)	Liens in favor of us or our Subsidiaries;

(2)	Liens existing on the Issue Date (other than those securing Existing SpectraSite Indebtedness) and renewals and replacements thereof;

(3)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(4)	Liens of carriers, warehousemen, mechanics, vendors (solely to the extent arising by operation of law), laborers and material men incurred in the ordinary course of business for sums not yet due or being diligently contested in good faith, if reserves or appropriate provisions shall have been made therefor;

(5)	Liens incurred in the ordinary course of business in connection with worker’s compensation and unemployment insurance, social security obligations, assessments or government charges which are not overdue for more than 60 days;

(6)	restrictions on the transfer of Licenses or assets of us or any of our Subsidiaries imposed by any of the Licenses as in effect on the Issue Date or imposed by the Communications Act of 1934, any similar or successor federal statute or the rules and regulations of the Federal Communications Commission (or other similar or successor agency of the federal government administering such Act or successor statute) thereunder, all as the same may be in effect from time to time;

(7)	Liens arising by operation of law in favor of purchasers in connection with the sale of an asset; provided, however, that such Lien only encumbers the property being sold;

(8)	Liens to secure performance of statutory obligations, surety or appeal bonds, performance bonds, bids or tenders;

(9)	judgment Liens;

(10)	Liens in connection with escrow or security deposits made in connection with any acquisition of assets;

(11)	Liens securing Indebtedness since the Issue Date represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in any business of us or any of our Subsidiaries in an aggregate principal amount, including all Indebtedness incurred to refund, refinance or replace any other Indebtedness of the type described under this clause (11), not to exceed $500.0 million at any time outstanding for us and any of our Subsidiaries;

(12)	Liens securing obligations under Interest Rate Agreements, Commodity Agreements and Currency Agreements not for speculative purposes;

(13)	easements, rights-of-way, zoning restrictions, licenses or restrictions on use and other similar encumbrances on the use of real property that:

(a)	are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business); and

(b)	do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by us and our Subsidiaries;

(14)	Liens on property of us or any of our Subsidiaries at the time we or such Subsidiary acquired the property, including acquisition by means of a merger or consolidation with or into us or any Subsidiary, or an acquisition of assets, and any replacement thereof, provided, however, that such Liens are not created, incurred or assumed in connection with or in contemplation of such acquisition, and provided further that such Liens may not extend to any other property owned by us or any of our Subsidiaries;

(15)	leases and subleases of real property in the ordinary course of business (for the avoidance of doubt, excluding sale and lease-back transactions) which do not materially interfere with the ordinary conduct of the business; and

(16)	banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a)	such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access in excess of those set forth by regulations promulgated by the Federal Reserve Board or other applicable law; and

(b)	such deposit account is not intended to provide collateral to the depositary institution.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

“Place of Payment” means the place or places where the principal of and interest, if any, on the Notes are payable as determined in accordance with the indenture.

“Ratings Agencies” means (1) Moody’s, S&P and Fitch; and (2) if any of S&P, Moody’s and Fitch ceases to rate the Notes or ceases to make a rating on the Notes publicly available, an entity registered as a “nationally recognized statistical rating organization” (registered as such pursuant to Rule 17g-1 of the Exchange Act) then making a rating on the Notes publicly available selected by us (as certified by an Officer’s Certificate), which shall be substituted for S&P, Moody’s or Fitch, as the case may be.

“Ratings Decline” means the occurrence of the following on, or within 90 days after, the date of the public notice of the occurrence of a Change of Control or of the intention by us or any third party to effect a Change of Control (which period shall be extended for so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Ratings Agencies if such period exceeds 90 days): (1) in the event that the Notes have an Investment Grade Rating by all three Ratings Agencies, the Notes cease to have an Investment Grade Rating by two of the three Rating Agencies, (2) in the event that the Notes have an Investment Grade Rating by only two Ratings Agencies, the Notes cease to have an Investment Grade Rating by both such Rating Agencies, or (3) in the event that the Notes do not have an Investment Grade Rating, the rating of the Notes by two of the three Ratings Agencies (or, if there are less than three Rating Agencies rating the Notes, the rating of each Rating Agency) decreases by one or more gradations (including gradations within ratings categories as well as between rating categories) or is withdrawn.

“Reference Treasury Dealer” means any of the primary U.S. Government securities dealers in New York City.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“S&P” means Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Significant Subsidiary” means, with respect to any Person, any Subsidiary of such Person that would be a “significant subsidiary” of such Person as defined in Article 1, clauses (1) and (2) Rule 1-02(w) of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation was in effect on the Issue Date.

“Stated Maturity” means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, (1) any corporation, limited liability company, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person or (2) any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof). The term “Subsidiary” with respect to us shall not include any Unrestricted Subsidiary.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Unrestricted Subsidiary” means (a) any Foreign Subsidiary or Newly Created Subsidiary of us that is designated by the Board of Directors as an Unrestricted Subsidiary until such time as the Board of Directors may designate it to be a Subsidiary, provided that no Default or Event of Default would occur or be existing following such designation, and (b) any subsidiary of an Unrestricted Subsidiary. Any such designation by the Board of

Directors shall be evidenced to the trustee by filing a Board Resolution with the trustee giving effect to such designation. At the time of designation of an Unrestricted Subsidiary as a Subsidiary, such Subsidiary shall be deemed to incur outstanding Indebtedness and grant any existing Liens.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is normally entitled to vote in the election of the board of directors, managers or trustees of such Person.

FORM, BOOK-ENTRY PROCEDURES AND TRANSFER

General

The New Notes will be issued in fully registered global form. The New Notes initially will be represented by one or more global certificates without interest coupons (the “global notes”). The global notes will be deposited upon issuance with the trustee as custodian for DTC and registered in the name of DTC or its nominee for credit to the accounts of direct or indirect participants in DTC, as described below under “—Depositary Procedures.”

The global notes will be deposited on behalf of the acquirers of the New Notes for credit to the respective accounts of the acquirers or to such other accounts as they may direct. Except as described below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for New Notes in certificated form except in the limited circumstances described below under “—Exchange of Book-Entry Notes for Certificated Notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited purpose trust company organized under the New York State Banking Law;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the U.S. Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participating organizations (collectively, the “participants”) and facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by DTC, ownership of interests in the global notes will be shown on, and the transfer of ownership of such interest will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes may hold their interests therein directly through DTC if they are participants in such system or indirectly through organizations that are participants or indirect participants in such system. All interests in the global notes will be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in the global notes to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in the global notes to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have New Notes registered in their names, will not receive physical delivery of New Notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of and premium, if any, and interest on the global notes registered in the name of DTC or its nominee will be payable by the trustee (or the paying agent if other than the trustee) to DTC in its capacity as the registered holder under the indenture. We and the trustee will treat the persons in whose names the New Notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of us, the trustee or any agent of ours or the trustee has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the New Notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Interests in the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants.

DTC has advised us that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the New Notes as to which such participant or participants has or have given such direction.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and the procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Exchange of Book-Entry Notes for Certificated Notes

If (i) DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, (ii) DTC has ceased to be a clearing agency registered under the Exchange Act, (iii) we, at our option, notify the trustee in writing that we elect to cause the issuance of the Notes in the form of certificated notes, or (iv) an Event of Default has occurred and is continuing, upon request by the holders of the Notes, we will issue Notes in certificated form in exchange for global securities. The indenture permits us to determine at any time and in our sole discretion that Notes shall no longer be represented by global securities. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global security at the request of each DTC participant. We would issue definitive certificates in exchange for any beneficial interests withdrawn.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain U.S. federal income tax consequences of the exchange offer and the ownership and disposition of New Notes issued pursuant to the exchange offer that may be relevant to you as of the date hereof. This summary deals only with holders that purchased the Old Notes in the initial offering at their issue price (i.e., the first price at which a substantial amount of notes is sold to investors), that acquired the New Notes in this exchange offer and that held the Old Notes and will hold the New Notes as capital assets for U.S. federal income tax purposes. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to participate in the exchange offer.

A “U.S. holder” means a beneficial owner of a Note that is any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” means a beneficial owner of a note that is neither a U.S. holder nor a partnership.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. In addition, it does not address U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a financial institution, a tax-exempt entity; if your “functional currency” is not the U.S. Dollar; if you are an insurance company, a dealer in securities or foreign currencies, or a trader in securities electing to mark your positions to market; if you hold the notes as part of a hedge, straddle, “constructive sale,” “conversion” or other integrated transaction; or if you are a U.S. expatriate, “controlled foreign corporation,” or “passive foreign investment company”), and it does not address any taxes other than U.S. federal income and withholding taxes. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary, perhaps with retroactive effect.

If an entity classified as a partnership for U.S. federal income tax purposes holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Notes, you should consult your tax advisors.

You should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the exchange offer and of the ownership of the New Notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. income tax consequences.

U.S. Federal Income Tax Consequences to U.S. Holders

This section applies to you if you are a U.S. holder.

Tax consequences to U.S. holders who participate in the exchange offer

Neither the registration of the exchange offer pursuant to our obligations under the registration rights agreement nor the your receipt of New Notes in exchange for Old Notes will constitute a taxable event for U.S. federal income tax purposes. You will retain the tax basis in the New Notes you had in the Old Notes, and your holding period for the New Notes will include your holding period for the Old Notes before such Old Notes were registered.

Payments of interest on the New Notes

In general, you must include interest on the New Notes (excluding any amounts attributable to pre-issuance accrued interest) in your gross income as ordinary income as it is received or accrued in accordance with your regular accounting method.

Sale, exchange, redemption and retirement of the New Notes

On the sale, exchange, redemption or retirement of a New Note (other than pursuant to a tax-free transaction):

•

You will have taxable gain or loss equal to the difference between the amount received by you (other than amounts representing accrued and unpaid interest which will be treated as described below) and your adjusted tax basis in the New Note. Generally, your adjusted tax basis in a New will be the amount you paid for the Old Note.

•

Your gain or loss will generally be a capital gain or loss and will be a long-term capital gain or loss if you held the Note for more than one year at the time of disposition. Certain non-corporate U.S. holders are eligible for reduced rates of tax on long term capital gains. The deductibility of capital losses is subject to limitation.

•

If you sell a Note between interest payment dates, a portion of the amount you receive will reflect interest that has accrued on the Note but has not yet been paid by the sale date. This amount will be treated as interest income and not as sales proceeds.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

This section applies to you if you are a non-U.S. holder.

Tax consequences to non-U.S. holders who participate in the exchange offer

Neither the registration of the exchange offer pursuant to our obligations under the Registration Rights Agreement nor the receipt of New Notes in exchange for Old Notes will be a taxable event for U.S. federal income tax purposes. You will recognize income in respect of the New Notes at the same time and in the same amounts as you would have recognized such income in respect of the Old Notes had the exchange offer not occurred.

U.S. federal withholding tax

The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on a Note provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership; and

•

either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your Notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations.

Special certification and other rules apply to certain non-U.S. holders that are entities rather than individuals. If you cannot satisfy the requirements of the “portfolio interest” exemption described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us or our paying agent with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on a note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S. (as discussed below under “—U.S. Federal Income Tax”).

You are urged to consult your tax advisor regarding the availability of the above exemptions and the procedure for obtaining such exemptions, if available. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a Note.

U.S. federal income tax

If you are engaged in a trade or business in the U.S. and interest on the Notes is effectively connected with the conduct of that trade or business (and the interest is attributable to a permanent establishment maintained by you in the U.S. if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. tax on a net income basis), you will be subject to U.S. federal income tax on that interest at graduated rates on a net income basis (although exempt from the 30% withholding tax, provided you comply with the certification and disclosure requirements discussed above in “—U.S. Federal Withholding Tax”) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a corporate non-U.S. holder, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of such effectively connected interest.

Any gain realized on the disposition of a Note generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the U.S. (and the gain is attributable to a permanent establishment maintained by you in the U.S. if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. tax on a net income basis), in which case if you are a foreign corporation the branch profits tax described above may also apply, or

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Recent proposed legislation

Proposed legislation recently introduced in the United States Congress would generally require the withholding of tax at a rate of 30 percent on interest paid with respect to the Notes and the gross proceeds of a disposition of the Notes paid to a foreign financial institution, as defined in the legislation, unless the institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of the institution (which would include certain equity and debt holders of the institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally require the withholding of tax at a rate of 30 percent on interest paid with respect to the Notes and the gross proceeds of a disposition of the Notes paid to a non-financial foreign entity unless the entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder of the Notes might be eligible for refunds or credits of such taxes. We will not be required to pay additional amounts with respect to any taxes withheld from payments on the Notes in general or as a result of the enactment and implementation of the proposed or similar legislation. As currently drafted, the legislation is proposed to be effective for amounts paid after December 31, 2012, and will not apply to payments made with respect to obligations outstanding on the date which is two years after the enactment of the legislation. You are encouraged to consult with your own tax advisors regarding the possible implications of this proposed legislation on your investment in the Notes.

Information Reporting and Backup Withholding

Interest payments, payments in respect of principal on, and proceeds received from the sale or other taxable disposition of a Note generally will be reported to U.S. holders and to the IRS, and a backup withholding tax (currently at a rate of 28%) may apply to such payments or proceeds if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or other required certification or the holder has been notified by the IRS that the holder is subject to backup withholding for failing to report interest or dividends required to be shown on the holder’s U.S. federal income tax returns. Certain U.S. holders, including generally corporations and tax-exempt entities, are exempt from information reporting and backup withholding.

In general, a non-U.S. holder will not be subject to backup withholding with respect to interest or principal payments on the Notes if such holder has provided the statement described above in the last bullet point under “—U.S. Federal Withholding Tax” and the payor does not have actual knowledge or reason to know that the holder is a United States person. Information reporting on IRS Form 1042-S may still apply to interest payments, however. In addition, a non-U.S. holder generally will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a Note made within the United States or conducted through certain United States financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the holder is a United States person or the holder otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining those exemptions, if available.

Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder’s federal income tax liability, as long as the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes, where such Old Notes were acquired as a result of market-making activities or other trading activities. Starting on the Expiration Date and ending on the close of business 180 days after the Expiration Date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until the date that is 180 days from the date of original issuance of the New Notes, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the Expiration Date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of New Notes in the exchange offer. In consideration for issuing the New Notes, we will receive Old Notes in like principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and cancelled.

LEGAL MATTERS

The validity of the New Notes will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Annex A

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you should immediately consult your broker, bank manager, lawyer, accountant, investment advisor or other professional adviser.

LETTER OF TRANSMITTAL

Relating to

AMERICAN TOWER CORPORATION

Offer to Exchange

any and all of its outstanding unregistered 4.625% Senior Notes due 2015 (CUSIP Nos. U04048 AG6 and 029912 AZ5) for $600,000,000 aggregate principal amount of its new 4.625% Senior Notes due 2015 that have been registered under the Securities Act of 1933

This document relates to the exchange offer (the “Exchange Offer”) made by American Tower Corporation (the “Company”) to exchange any and all of its unregistered $600,000,000 4.625% Senior Notes due 2015 (the “Old Notes”) for new 4.625% Senior Notes due 2015 (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Exchange Offer is described in the Prospectus dated December 29, 2009 (the “Prospectus”) and in this letter of transmittal (this “Letter of Transmittal”). All terms and conditions contained in, or otherwise referred to in, the Prospectus are deemed to be incorporated in, and form a part of, this Letter of Transmittal. Therefore you are urged to read carefully the Prospectus and the items referred to therein. The terms and conditions contained in the Prospectus, together with the terms and conditions governing this Letter of Transmittal and the instructions herein, are collectively referred to herein as the “terms and conditions.”

The Exchange Offer will expire at 5:00 p.m., New York City time, on January 28, 2010, unless extended by the Company (such date and time, as they may be extended, the “Expiration Date”). Tendered Old Notes may be withdrawn at any time prior to the expiration of the Exchange Offer.

Upon the satisfaction or waiver of the conditions to the acceptance of Old Notes set forth in the Prospectus under “Description of the Exchange Offer—Conditions to the Exchange Offer”, the Company will accept for settlement Old Notes that have been validly tendered (and not subsequently validly withdrawn). This acceptance date is referred to as the “Acceptance Date.” The Company will deliver the New Notes on a date (the “Settlement Date”) as soon as practicable after the Expiration Date.

The Information Agent for the Exchange Offer is: D.F. King & Co., Inc. 48 Wall St, 22nd floor New York, New York 10005 Banks and Brokers call: (212) 269-5550 All Others call toll free: (800) 549-6697

The Exchange Agent for the Exchange Offer is:

D.F. King & Co., Inc.

By Facsimile (for Eligible Institutions only):

(212) 809-8838

Confirmation: (212) 493-6996

Attention: Elton Bagley

By Mail, Hand Delivery and Overnight Courier:

48 Wall St, 22nd floor

New York, New York 10005

This Letter of Transmittal is to be used by holders of the Old Notes. Tender of Old Notes is to be made using the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Prospectus under the caption “Description of the Exchange Offer—Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer-generated message known as an “agent’s message” to the Exchange Agent for its acceptance. For you to validly tender your Old Notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your Old Notes; and

•	You agree to be bound by the terms of this Letter of Transmittal.

By using the ATOP procedures to tender Old Notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

The New Notes will be issued in full exchange for Old Notes in the Exchange Offer, if consummated, on the Settlement Date and will be delivered in book-entry form.

Please read the accompanying instructions carefully.

Ladies and Gentlemen:

Upon the terms and subject to the conditions of the Exchange Offer, the undersigned hereby tenders to the Company the aggregate principal amount of Old Notes credited by the undersigned to the Exchange Agent’s account at DTC using ATOP.

The undersigned understands that validly tendered Old Notes (or defectively tendered Old Notes with respect to which the Company has waived such defect or caused such defect to be waived) will be deemed to have been accepted by the Company if, as and when the Company gives oral or written notice thereof to the Exchange Agent. The undersigned understands that, subject to the terms and conditions, Old Notes properly tendered and accepted (and not validly withdrawn) in accordance with the terms and conditions will be exchanged for New Notes. The undersigned understands that, under certain circumstances, the Company may not be required to accept any of the Old Notes tendered (including any such Old Notes tendered after the Expiration Date). If any Old Notes are not accepted for exchange for any reason (or if Old Notes are validly withdrawn), such Old Notes will be returned, without expense, to the undersigned’s account at DTC or such other account as designated herein, pursuant to the book-entry transfer procedures described in the Prospectus, as promptly as practicable after the expiration or termination of the Exchange Offer.

By tendering Old Notes in the Exchange Offer, the undersigned acknowledges that the Exchange Offer is being made based upon the Company’s understanding of an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) as set forth in no-action letters issued to other parties, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the New Notes issued in exchange for the Old Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by each holder thereof (other than a broker-dealer who acquires such New Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or any such holder that is an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder’s business and such holder is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement with any person to participate in the distribution of such New Notes. If the undersigned is not a broker-dealer, the undersigned represents that it acquires the New Notes in the ordinary course of its business, it is not engaged in, and does not intend to engage in, a distribution of New Notes and it has no arrangements or understandings with any person to participate in a distribution of the New Notes. If the undersigned is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes, it represents that the Old Notes to be exchanged for New Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Upon agreement to the terms of this Letter of Transmittal pursuant to an agent’s message, the undersigned, or the beneficial holder of Old Notes on behalf of which the undersigned has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the Exchange Offer generally, hereby:

•

irrevocably sell, assign and transfer to or upon the order of the Company or its nominee all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the undersigned’s status as a holder of, all Old Notes tendered hereby, such that thereafter it shall have no contractual or other rights or claims in law or equity against the Company or any fiduciary, trustee, fiscal agent or other person connected with the Old Notes arising under, from or in connection with such Old Notes;

•	waive any and all rights with respect to the Old Notes tendered hereby, including, without limitation, any existing or past defaults and their consequences in respect of such Old Notes; and

•

release and discharge the Company and Bank of New York Mellon Trust Company, N.A., as the trustee for the Old Notes from any and all claims the undersigned may have, now or in the future, arising out of or related to the Old Notes tendered hereby, including, without limitation, any claims that the undersigned is entitled to receive additional principal or interest payments with respect to the Old Notes tendered hereby, other than as expressly provided in the Prospectus and in this Letter of Transmittal, or to participate in any redemption or defeasance of the Old Notes tendered hereby.

The undersigned understands that tenders of Old Notes pursuant to the procedures described in the Prospectus and in this Letter of Transmittal and acceptance of such Old Notes by the Company will, following such acceptance, constitute a binding agreement between the undersigned and the Company upon the terms and conditions.

By tendering Old Notes in the Exchange Offer, the undersigned represents, warrants and agrees that:

•	it has received and reviewed the Prospectus;

•

it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more beneficial owners of, the Old Notes tendered hereby, and it has full power and authority to execute this Letter of Transmittal;

•

the Old Notes being tendered hereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and the Company will acquire good, indefeasible and unencumbered title to such Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the Company accepts the same;

•

it will not sell, pledge, hypothecate or otherwise encumber or transfer any Old Notes tendered hereby from the date of this Letter of Transmittal, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

•

in evaluating the Exchange Offer and in making its decision whether to participate in the Exchange Offer by tendering its Old Notes, the undersigned has made its own independent appraisal of the matters referred to in the Prospectus and this Letter of Transmittal and in any related communications and it is not relying on any statement, representation or warranty, express or implied, made to such holder by the Company, the Information Agent or the Exchange Agent, other than those contained in the Prospectus, as amended or supplemented through the Expiration Date;

•

the execution and delivery of this Letter of Transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in the Prospectus;

•

the agreement to the terms of this Letter of Transmittal pursuant to an agent’s message shall, subject to the terms and conditions of the Exchange Offer, constitute the irrevocable appointment of the Exchange Agent as its attorney and agent and an irrevocable instruction to such attorney and agent to complete and execute all or any forms of transfer and other documents at the discretion of that attorney and agent in relation to the Old Notes tendered hereby in favor of the Company or any other person or persons as the Company may direct and to deliver such forms of transfer and other documents in the attorney’s and agent’s discretion and the certificates and other documents of title relating to the registration of such Old Notes and to execute all other documents and to do all other acts and things as may be in the opinion of that attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the Exchange Offer, and to vest in the Company or its nominees such Old Notes;

•	the terms and conditions of the Exchange Offer shall be deemed to be incorporated in, and form a part of, this Letter of Transmittal, which shall be read and construed accordingly;

•	it is acquiring the New Notes in the ordinary course of its business;

•

it is not participating in, and does not intend to participate in, a distribution of the New Notes within the meaning of the Securities Act and has no arrangement or understanding with any person to participate in a distribution of the New Notes within the meaning of the Securities Act;

•	it is not a broker-dealer who acquired the Old Notes directly from the Company; and

•	it is not an “affiliate” of the Company, within the meaning of Rule 405 of the Securities Act.

The representations, warranties and agreements of a holder tendering Old Notes shall be deemed to be repeated and reconfirmed on and as of the Expiration Date and the Settlement Date. For purposes of this Letter of Transmittal, the “beneficial owner” of any Old Notes means any holder that exercises investment discretion with respect to such Old Notes.

The undersigned understands that tenders may not be withdrawn at any time after the Expiration Date, except as set forth in the Prospectus, unless the Exchange Offer is amended with changes to the terms and conditions that are, in the reasonable judgment of the Company, materially adverse to the tendering holders, in which case tenders may be withdrawn under the conditions described in the extension.

If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will extend the Exchange Offer for a period of two to ten business days, depending on the significance of the amendment and the manner of disclosure to such holders, if the Exchange Offer would otherwise have expired during such two to ten business day period.

All authority conferred or agreed to be conferred in this Letter of Transmittal and every obligation of the undersigned hereunder shall be binding upon the undersigned’s successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned.

☐	CHECK HERE IF YOU ARE A BROKER-DEALER AND WISH TO RECEIVE 10 ADDITIONAL COPIES OF THE PROSPECTUS AND 10 COPIES OF ANY AMENDMENTS OR SUPPLEMENTS THERETO.

Name:

Address:

Name of Tendering Institution:

Account Number:

Transaction Code Number:

By crediting the Old Notes to the Exchange Agent’s account at DTC using ATOP and by complying with applicable ATOP procedures with respect to the Exchange Offer, the participant in DTC confirms on behalf of itself and the beneficial owners of such Old Notes all provisions of this Letter of Transmittal (including all representations and warranties) applicable to it and such beneficial owner as fully as if it had completed the information required herein and executed and transmitted this Letter of Transmittal to the Exchange Agent.

INSTRUCTIONS FORMING PART OF

THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. Book-Entry Confirmations

Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of Old Notes tendered by book-entry transfer, as well as an agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth on the cover page of this Letter of Transmittal prior to 5:00 p.m., New York City time, on the Expiration Date.

2. Validity of Tenders

The Company will determine in its sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered Old Notes and withdrawal of tendered Old Notes. The Company’s determination will be final and binding. The Company reserves the absolute right to reject any Old Notes not properly tendered or any acceptance of Old Notes that would, in the opinion of its counsel, be unlawful. The Company also reserves the right to waive any defect, irregularities or conditions of tender as to particular Old Notes. The Company’s interpretation of the terms and conditions of the Exchange Offer, including the instructions in this Letter of Transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, none of the Company, the Information Agent, the Exchange Agent and any other person will incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder through the facilities of DTC as soon as practicable after the Expiration Date.

3. Waiver of Conditions

The Company reserves the absolute right to waive, in whole or part, at any time or from time to time, any of the conditions to the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.

4. No Conditional Tender

No alternative, conditional, irregular or contingent tender of Old Notes will be accepted.

5. Request for Assistance or Additional Copies

Requests for assistance or for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Information Agent at the address, telephone numbers or fax number set forth on the cover page of this Letter of Transmittal. Holders may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the Exchange Offer.

6. Withdrawal

Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. For a withdrawal to be effective you must comply with the appropriate ATOP procedures. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn Old Notes and otherwise comply with the ATOP procedures. For more information, see the section of the Prospectus entitled “Description of the Exchange Offer—Withdrawal of Tenders.”

7. Transfer Taxes

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those Old Notes.

IMPORTANT: BY USING THE ATOP PROCEDURES TO TENDER OLD NOTES, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, YOU WILL BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS, JUST AS IF YOU HAD SIGNED IT.